Exhibit 99.1

INTERIM REPORT

(From January 1, 2014 to June 30, 2014)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2014 to June 30, 2014)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Lee, Young-Hoon
Senior Executive Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	32

IV.	Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report

(Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses	No engagement in this business during the first half of the fiscal year 2014

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Plantec Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Humans Co., Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., , POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSCO VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Pohang Special Welding Co., Ltd., , SPFC Co., Ltd., PMC Tech Co., Ltd, POSCO Green Gas Technology.

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of a Subsidiary: ANJEONG DISTRICT DEVELOPMENT CO., LTD., (January 9, 2014)

•	Addition of a Subsidiary: POSCO Green Gas Technology. (April 1, 2014)

•	Name change from POSTECH VENTURE CAPITAL CORPORATION to POSCO VENTURE CAPITAL CORPORATION. (May 13, 2014)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

(2) Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

5

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth), The United States of America (Houston, Texas).

(3)	Major Changes in Board of Directors (as of March 14, 2014)

(a)	Inside Directors

•	New members: Kwon, Oh-Joon (3years), Kim, Jin-Il (1 year), Lee, Young-Hoon (1 year), and Yoon, Dong-Jun (2 years)

(b)	Outside Directors

•	New members: Kim, Il-Sup (3 years), Sunwoo, Young (3 years) and Ahn, Dong-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 14, 2014: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

•	As of March 14, 2014: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

(4)	Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, and July 29, 2014.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

6

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2014)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

				(As of June 30, 2014)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct		7,403,211	—	614	—	7,402,597
Special Money Trust	Registered Common	—	—	—	—	—
Total		7,403,211	—	614	—	7,402,597

*	Beginning Balance: as of December 31, 2013

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014.

Changes after June 30, 2014

On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on July 16, 2014.

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5. Voting Rights

	(As of June 30, 2014)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,402,597	*Treasury Stock 7,402,597 shares
(3) Shares with Voting Rights	79,784,238	—

6. Earnings and Dividend

		(In millions of KRW)
	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012
Net Profit	658,754	1,582,596	2,499,523
Earnings per Share (KRW)	8,052	20,052	32,359
Cash Dividend Paid	—	633,192	617,956
Pay-out Ratio (%)	—	40.0	24.7
Dividend per Share (KRW)	—	8,000	8,000
Dividend Yield (%)	—	2.45	2.27

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

			(In millions of KRW)
Category	2014 1H (January 1, 2014 ~ June 30, 2014)		2013		2012
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	15,669,104	1,168,637	31,794,574	2,363,377	35,258,970	3,070,168
Trading	10,507,270	117,540	18,307,888	81,696	18,945,642	139,000
Engineering & Construction	4,070,253	154,195	6,896,838	179,186	4,675,596	9,900
Others	1,897,073	130,002	4,865,350	371,875	4,723,943	434,040

Total	32,143,700	1,570,374	61,864,650	2,996,134	63,604,151	3,653,108

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2014 1H (January 1, 2014 ~ June 30, 2014)		2013		2012		2011
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	36.1	100	66.1	100	69.3	100	68.5	100
POSCO	18.6	51.5	36.4	55.2	38.0	54.6	37.3	54
Others	17.5	48.5	29.7	44.8	31.3	45.4	31.2	46

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1) Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2) Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	The Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Supreme Court ordered to nullify judgment of the High Court regarding the right to explore Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(3) Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

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(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved the environmental license for the construction of the steel mill (January, 2014)

(4) Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(5) Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(c)	Commencement of a test-run of the cold rolling (December, 2013)

(d)	Completion of POSCO-Maharashtra Pvt., Ltd. Cold Rolling Mill. (June, 2014)

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(6) Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Stie Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

2) Trading

A. Market Share

	(Millions of Dollars, %)
Category	2014 1H (January 1, 2014 ~ June 30, 2014)	2013 1H (January 1, 2013 ~ June 30, 2013)	Growth rate
All Trading Companies in Korea	283,324	276,474	2.5
Daewoo International	3,758	3,804	-1.2

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is the number one leading trading company in Koreans export industry with its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices in performance of the intermediary trades and exports of various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in gas field resources development in Myanmar.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International plans to aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as palm oil and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2013, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

13

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and ceramic companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

		(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	37.343	15.2
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	73,694	30.1
	Stainless steel Products	Western tableware, etc	51,858	21.1
	By-Product	Plates, Wire rods, etc	82,381	33.6
	Gross Sum		245,276	100.0
	Deduction of Internal Trade		(88,585)	—
	Sub Total		156,691	—
Trading	Steel, Metal		92,258	60.3
	Chemical, Strategic Item, Energy		3,692	2.4
	Etc		57,135	37.3
	Gross Sum		153,085	100.0
	Deduction of Internal Trade		(48,012)	—
	Sub Total		105,073	—
Engineering & Construction	Domestic Construction	Architecture	10,298	19.6
		Plant	15,168	28.8
		Civil Engineering	3,252	6.2
		Etc	2	0.0
	Overseas Construction		19,092	36.3
	Owned Construction		3,344	6.4
	Etc		1,471	2.7
	Gross Sum		52,627	100.0
	Deduction of Internal Trade		(11,924)	—
	Sub Total		40,703	—
Others	Electricity Sales, etc		34,309	100.0
	Deduction of Internal Trade		(15,339)	—
	Sub Total		18,970	—
	Total Sum		321,437	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
Steel	Hot-rolled Product (HR)	709	728	828	941
	Cold-rolled Product (CR)	839	877	999	1,090
Others	Electric Power	148	156	161	133
	Lime	108	119	105	106

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
		Materials for Iron-making,	Iron Ore for Blast Furnaces	58,275(46.5%)	Iron Ore, Coal
Steel	Raw Materials	Sub-materials	Sub-materials for Iron-making, Steelmaking	40,172(32.0%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	26,988(21.5%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Ready-mixed Concrete	Construction of Structure	801(16.1%)
Engineering & Construction	Raw Materials	Steel Pile	Foundation of Structure	44(0.9%)
		Steel Reinforcement	Strengthening Concrete	942(18.9%)
		Cable	Electricity Transfer	95(1.9%)
		Etc	- Pipe and structure for construction etc	3,101(62.2%)
		LNG	Material for Power Generation	8,356(70.9%)
Others	Raw Materials	Limestone	Production of Lime	483(4.1%)
		Etc	Eng. Business etc	2,951(25.0%)

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B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012
	Iron Ore(per ton)	117	148	165
Steel	Coal(per ton)	138	162	251
	Scrap Iron(per ton)	391	428	513
	Nickel(per ton)	17,379	16,455	20,211
	Ready-mixed Concrete (per m3)	57	57	57
	Steel Pile (per m)	67	70	78
	Steel Reinforcement (per kg)	1.0	1.0	0.8
Engineering & Construction	Cable (per m)	1.0	1.0	0.8
	LNG (per ton)	1,079	979	1,022
Others	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore	(In Dollars/ Tons)
	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q	‘11 3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	94	111	123	123	118	141	113	105	134	135	130	168

(2) Coal	(In Dollars/ Tons)
	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q	‘11 3Q
Trend of International Benchmark Price (FOB)	120	143	152	145	172	165	170	225	206	235	285	315

(3) Scrap Iron	(In Dollars/ Tons)
	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q	‘11 4Q	‘11 3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	365	379	396	367	379	421	379	400	444	466	445	494

(4) Nickel
	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q	‘12 1Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	20141H (January 1, 2014 ~ June 30, 2014)	2013	2012
Steel	Crude Steel	20,899	40,428	40,447

[Others]

	(MW, Thousands of Tons)
Business Area	Products		2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012
		Inchon	3,052	3,052	3,052
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	145	—
Lime	Lime		1,095	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

	(Thousands of Tons)
Products		2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012
Crude Steel		20,173	38,261	39,702
	Hot-Rolled Products	3,681	8,109	8,670
	Plate	3,050	5,649	6,113
	Wire Rod	1,362	2,334	2,085
	Pickled-Oiled Steel Sheets	1,387	2,640	2,615
Products	Cold-Rolled Products	4,427	8,404	8,176
	Coated Steel	2,878	5,762	5,815
	Electrical Steel	649	1,125	1,173
	Stainless Steel	1,252	2,372	2,396
	Others	2,228	3,566	3,896

	Total	20,914	39,961	40,939

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

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(2) Capacity Utilization Rate for the first half of fiscal year of 2014

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
	POSCO	18,943	18,562	98.0%
	POSCO Specialty Steel	600	386	64.4%
	Zhangjiagang Pohang Stainless Steel	550	569	103.5%
Crude Steel Production	PT.KRAKATAU POSCO	806	656	81.4%
	Total	20,899	20,173	96.5%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)
	Products	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012
Power Generation	Electric Power	7,072	15,983	15,751
Lime	Lime	1,184	2,364	2,454

(2) Capacity Utilization Rate for the first half of fiscal year of 2014

	(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
	Electric Power	Inchon	4,344	2,420	55.71%
Power Generation		Gwangyang	4,344	4,054	93.34%
		Pohang	3,444	2,504	57.65%
Lime	Lime		1,095	1,184	108.1%

22

C. Production Facilities

[Land]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,149,651	84,721	(16,545)	—	2,217,827
Trade	67,294	—	(210)	—	67,084
Engineering & Construction	52,171	3,788	(52)	—	55,907
Others	438,894	1,871	(12)	—	440,753

[Building]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,329,983	282,329	(112,566)	(150,267)	4,349,479
Trade	113,738	337	(2,843)	(1,427)	109,805
Engineering & Construction	43,726	13,465	—	(1,032)	56,159
Others	401,388	73,465	(554)	(16,332)	457,967

[Structures]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,552,373	136,564	(32,923)	(94,556)	2,561,458
Trade	8,642	58	(221)	(226)	8,253
Engineering & Construction	8,361	52,414	—	(538)	60,237
Others	215,211	27,821	(658)	(9,637)	232,737

[Machinery and Equipments]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,388,935	1,817,550	(427,290)	(914,389)	17,864,806
Trade	360,873	2,615	(15,662)	(7,605)	340,221
Engineering & Construction	19,367	16,317	(1,062)	(9,758)	24,864
Others	1,673,661	620,490	(574)	(115,961)	2,177,616

23

[Vehicles]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,726	4,173	(873)	(6,591)	30,435
Trade	3,949	827	(280)	(709)	3,787
Engineering & Construction	6,973	7,450	(595)	(869)	12,959
Others	6,385	2,861	(2,167)	(1,497)	5,582

[Tools and Fixtures]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	44,878	7,378	(566)	(16,645)	35,045
Trade	1,029	620	(33)	(294)	1,322
Engineering & Construction	1,229	364	(31)	(320)	1,242
Others	15,717	2,436	(79)	(4,670)	13,404

[Equipment]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	99,557	19,533	(2,511)	(17,936)	98,643
Trade	14,158	2,579	(246)	(3,446)	13,045
Engineering & Construction	14,773	1,564	(1,483)	(1,843)	13,011
Others	44,664	5,749	(308)	(12,009)	38,096

[Financial Lease Assets]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,569	—	(38)	(542)	15,989
Trade	24,623	157	(927)	(1,582)	22,271
Engineering & Construction	4,524	—	(3)	(1,281)	3,240
Others	54,808	—	(2)	(2,101)	52,705

[Assets under Construction]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,883,578	1,246,769	(2,090,965)	—	3,039,382
Trade	101,199	82,957	(65,855)	—	118,301
Engineering & Construction	399,383	43,239	(371,896)	—	70,726
Others	1,164,129	393,317	(672,150)	—	885,296

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
	Expansion	November, 2010 ~ October, 2014	G) Establishment of the Fourth Hot Rolling Mill	16,262	14,132	2,130
		March, 2011~ July, 2014	P) Optimization of the Facilities	22,124	21,400	724
POSCO	Renovation / Replacement	April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,721	2,289
		January, 2008 ~ December, 2016	Renovation of the second Furnace etc.	36,895	21,906	14,989
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ June, 2014	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	7,191	5,722	1,469
POSCO SS VINA	Expansion	May, 2010 ~ December, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,157	5,090	1,067
POSCO-Foshan Steel Processing Center Co., Ltd.	Expansion	March, 2014 ~ December, 2014	Creation of new automobile demand	124	46	78

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Trading]	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	August, 2010 ~ April, 2014	Construction of Onshore Pipeline and Offshore Gas Terminal (transportation facility)	2,173	2,173	0
		July, 2013 ~ July, 2014	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	2,076	209	1,867
DW E&P Canada Corporation	Expansion	August, 2013 ~ December, 2015	CAPEX	277	90	187

25

[Others]	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2014~ December, 2014	Expansion of Smart Management Server For Smart Management Operation Efficiency	336	78	258
POSCO Energy	Expansion	November 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	7,975	2,655
		March 2013 ~ December, 2014	Construction of a Cell Manufacturing Plant Laboratory	1,029	392	637

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2014	2015	2016
	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	5,577	6,051	1,532
			Capacity Increase	5,798	1,260	450
Steel	POSCO SS-VINA	Expansion, Renovation and Replacement of Existing Facilities	Exploring new market	1,524	122	0
	SPFC Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Expansion of combined processing facility	0	161	0
Trading	DW E&P Canada Corporation	Expansion, Renovation and Replacement of Existing Facilities	Production increase by drilling	177	87	0
Others	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	40	46	20

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]	(In hundred millions of KRW)
Items		2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
	Hot-Rolled Products	21,752	37,828	61,723	72,471
	Cold-Rolled Products	22,129	60,509	44,404	65,580
Domestic	Stainless Steel	14,579	29,042	33,902	38,581
	Others	54,176	103,308	124,741	123,194
	Hot-Rolled Products	15,591	21,971	37,910	42,665
Export	Cold-Rolled Products	51,565	110,668	98,140	101,980
	Stainless Steel	37,279	71,356	69,138	66,877
	Others	28,205	45,554	58,730	51,557
	Gross Sum	245,276	480,236	528,688	562,905
Total	Internal Transaction	(88,585)	(162,290)	(176,098)	(171,386)
	Total	156,691	317,946	352,590	391,519

[Trading]		(In hundred millions of KRW)
Items		2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
	Merchandise	4,854	8,490	7,537	8,444
Domestic	Product	247	—	854	1,026
	Others	52	116	90	78
	Merchandise	44,070	86,296	95,062	93,622
Export	Product	103	127	1,426	1,964
	Others	218	145	255	706
Trades among Korea, China & Japan		103,541	164,020	158,911	180,390
Gross Sum		153,085	259,193	264,135	286,230
Internal Transaction		(48,012)	(76,114)	(74,679)	(75,256)
Total		105,073	183,079	189,456	210,974

27

[Engineering & Construction]	(In hundred millions of KRW)
Items	2014 1H (January 1, 2014~ June 30, 2014)	2013	2012	2011
Construction Contract Revenue	Domestic	Architecture	10,298	16,185	13,730	16,321
Plant	15,168	41,670	28,323	23,716
Civil Engineering	3,252	6,969	9,120	11,187
Others	2	2
Overseas	19,092	32,039	35,704	24,275
Own Construction	3,344	7,060	2,871	672
Other Subsidiary company sales	1,471	3,895	7,511	8,560
Gross Sum	52,627	107,820	97,259	84,731
Internal Transaction	(11,924)	(38,852)	(50,503)	(29,969)
Total	40,703	68,968	46,756	54,762

[Others]	(In hundred millions of KRW)
Items	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
Electric Power etc	18,970	48,653	47,240	32,132

7. Derivatives—Currency Forward Contracts

•	The Exchangeable Bonds to American Depository Receipts of SK Telecom had been issued in 2011, and the loss on valuation of derivative would have been KRW 941 million.

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The loss on valuation of derivative would have been KRW 423 million.

•	Forward exchange contracts were entered, for the purpose of hedging the exchange rate conversion risk. The loss on valuation of derivative would have been KRW 7,708 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 9,842 million.

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•     Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•     Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•     Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•     Gas production period is expected to be approximately 30 years.

•     Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•     CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•     Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•     Location: the north-western offshore and onshore in Myanmar

•     Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•     Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•     The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•     Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•     Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

29

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•     The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•     The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•     The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•     Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd.	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•     The Board of Directors resolved to sell the shares held in Kyobo Life Insurance Co., Ltd., which amounts to KRW 1,205,400 million as of August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon,	July 2013

1)      Building

•     Name: NEATT (North East Asia Trade Tower)

•     Location: Songdo, Incheon, Korea

2)      Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)      Closing Date: July 31, 2014.(tentative)

4)      Miscellaneous

•     Building is expected to be purchased by Daewoo International (60%) and POSCO EnC (40%)

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	1,017
			New Growth Technology Strategy Department	40
			Iron and Steel Technology Strategy Department	40
			Environment and Energy Department	21
			Total	1,118
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	19
	POSCO AST CO., LTD.		Product Research Team	4
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	4
	POSCO Thainox Public Company Ltd.		Product development and research	8
Trade	Daewoo Paper Manufacturing Co., Ltd.		Product Testing Laboratory(LAB) Team	8

30

Engineering & Construction	POSCO Engineering & Construction	R&D Center	84
	POSCO Engineering Company	R&D group	17
	POSCO A&C	R&D Center, Quality Engineering Team	18
Others	POSCO ENERGY	Technology Strategy Department, Fuel Cell Department	65
	POSCO ICT	Information Control Lab	81
	POSCO CHEMTECH COMPANY	R&D Center	33
	POSCO M-TECH CO., LTD.	R&D Center	16
	POS-HiMETAL CO., Ltd.	Product Research Department	5
	PNR CO., Ltd.	Quality Innovation Department	7
	PONUTech Co., Ltd.	R&D Center	9

B. R&D Expenses			(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	58,461	566	5,512	17,568	82,107
Manufacturing Cost	153,976	—	77	3,525	157,578
R&D Cost (Intangible Assets)	139,273	—	696	4,027	143,996
Total	351,710	566	6,285	25,120	383,681
R&D/Sales Ratio	2.24%	0.01%	0.15%	1.32%	1,19%

31

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the First Half of Fiscal Year of 2014

		(In millions of KRW)
Account	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
[Current Assets]	10,674,222	11,953,479	12,609,471	13,924,795
Cash & Cash equivalents	1,325,519	1,394,315	1,752,560	1,137,882
Trade Accounts & Notes Receivable(net)	3,052,321	3,393,444	4,087,030	4,220,242
Other Current Financial Instruments	1,225,259	2,599,977	1,323,540	1,381,463
Inventories	5,035,537	4,538,657	5,403,660	7,144,709
Other Current Assets	35,586	27,086	42,681	40,499
[Non-current Assets]	42,255,499	42,288,799	39,710,965	38,803,081
Other Non-current Financial Instruments	2,829,909	3,408,332	3,028,765	3,833,058
Investment in Subsidiaries and Associates	15,709,477	15,092,836	14,100,053	12,824,776
Tangible Assets	23,179,480	23,240,603	22,166,735	21,533,135
Good Will & Other Intangible Assets	429,513	438,783	293,841	222,896
Other Non-current Assets	107,120	108,245	121,571	389,216
Total Assets	52,929,721	54,242,278	52,320,436	52,727,876
[Current Liabilities]	3,079,097	3,704,520	4,543,512	5,015,145
[Non-current Liabilities]	7,721,763	8,226,296	8,612,376	10,114,715
Total Liabilities	10,800,860	11,930,816	13,155,888	15,129,860
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,233,088	1.233.040	1,227,692	1,227,692
[Hybrid bond]	996,919	996,919	—	—
[Retained Earnings]	40,903,598	40,774,284	39,842,497	38,122,620
[Other Equity]	(1,487,146)	(1,175,184)	(2,388,044)	(2,234,699)
Total Shareholders’ Equity	42,128,862	42,311,462	39,164,548	37,598,016
Total Sales	14,783,634	30,543,545	35,664,933	39,171,703
Operating Income	1,083,056	2,215,133	2,789,597	4,330,381
Net Income	658,754	1,582,596	2,499,523	3,188,845
Earnings per share(KRW)	8,052	20,052	32,359	41,279

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first half of fiscal year of 2014.

(2)	Income Statements

Refer to the attached income statement for the first half of fiscal year of 2014.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the First Half of Fiscal Year of 2014

		(In millions of KRW)
Account	2014 1H (January 1, 2014 ~ June 30, 2014)	2013	2012	2011
[Current Assets]	31,873,839	31,666,211	31,566,116	33,556,911
Cash & Cash equivalents	3,756,871	4,208,562	4,680,526	4,598,682
Other Current Financial Instruments	3,525,785	4,861,088	3,846,433	3,656,270
Accounts Receivable	12,275,617	11,492,601	11,037,973	11,450,515
Inventories	10,876,472	9,798,381	10,584,646	12,283,644
Other Current Assets	1,439,094	1,305,579	1,416,538	1,567,800
[Non-current Assets]	52,693,136	52,789,196	47,699,735	44,851,927
Other Non-current Financial Instruments	4,655,100	5,263,185	4,669,868	5,125,672
Investment Securities	4,295,521	3,808,693	3,039,261	3,831,659
Tangible Assets	35,499,654	35,760,119	32,276,379	28,453,184
Good Will & Other Intangible Assets	5,893,675	5,929,840	5,662,361	5,244,928
Other Non-current Assets	2,349,186	2,027,359	2,051,866	2,196,484
Total Assets	84,566,975	84,455,407	79,265,851	78,408,838
[Current Liabilities]	21,074,597	20,241,159	19,775,001	19,605,357
[Non-current Liabilities]	18,221,678	18,392,218	17,061,432	18,073,561
Total Liabilities	39,296,275	38,633,377	36,836,433	37,678,918
[Controlling Interest]	41,585,343	42,046,037	39,454,142	38,356,350
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,075,549	1,078,266	1,104,814	1,150,452
Hybrid bond	996,919	996,919	—	—
Retained Earnings	41,129,919	41,090,649	40,346,481	38,709,475
Other Controlling Interest	(2,099,448)	(1,602,200)	(2,479,556)	(1,985,980)
[Minority Interest]	3,685,357	3,775,993	2,975,276	2,373,570
Total Shareholders’ Equity	45,270,700	45,822,030	42,429,418	40,729,920
Total Sales	32,143,700	61,864,650	63,604,151	68,938,725
Operating Income	1,570,374	2,996,134	3,653,108	5,467,694
Consolidated Net Profit	542,804	1,355,180	2,385,607	3,714,286
[Controlling Interest]	581,011	1,376,396	2,462,081	3,648,136
[Minority Interest]	(38,207)	(21,216)	(76,474)	66,150
Consolidated Total Comprehensive Income	(37,180)	1,369,450	1,747,685	2,442,377
[Controlling Interest]	41,240	1,444,262	1,911,506	2,530,437
[Minority Interest]	(78,420)	(74,812)	(163,821)	(88,060)
Earning Per Share	7,077	17,409	31,874	47,224
Number of Consolidated Companies	220	212	218	220

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first half of fiscal year of 2014.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first half of fiscal year of 2014.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

Composition of the Special Committees under the Board of Directors and their Functions (as of August 14, 2014)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Yoon, Dong-Jun

•   Reviews the qualifications of potential candidates for Directors

•   Proposes nominees for the Outside Directors

•   Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae-Chol (Chairman) Lee, Chang-Hee Lee, Myung-Woo Sunwoo, Young	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Shin, Chae-Chol (Chairman) James B. Bemowski Ahn, Dong-Hyun Chang, In-Hwan Lee, Young-Hoon

•   Advances deliberation of new investments in other companies

•   Revises the internal regulations regarding the operation of the Board of Directors

•   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

•   Audits the accounting system and business operations

•   Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

•   Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Chang, In-Hwan Yoon, Dong-Jun Lee, Young-Hoon

•   Oversees decisions with respect to our operational and management matters

•   Reviews management’s proposal for new strategic initiatives

•   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•   Reviews and revises work and welfare policies

(2) Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

(3) List of Outside Directors(as of June 30, 2014)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • Vice Chairman, Tax Law Association	None	Chairman Board of Directors
James B. Bemowski	• (Present) Vice Chairman , Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None
Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None
Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None
Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None
Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None

(4) List of Key Activities of the Board of Directors (January 1, 2014 ~ August14, 2014)

Session	Date	Agenda	Approval
1	January 15	Determining the CEO candidate for qualification assessment and operation of the CEO Candidate Recommendation Committee	Approved

2	January 16	Nomination of the Inside Director Candidate(CEO Candidate)	Approved

3	January 29	Approval of Annual Report & Financial Statements for the 46th FY & Convening Schedule of the 46th Ordinary General Meeting of Shareholders Revision of Compensation Scheme for Outside Directors	Approved Approved

4	February 24	Recommendation of Inside Director Candidate other than the CEO and the Representative Director The 46th Ordinary General Meeting of Shareholders	Approved Approved

5	March 10	Plan for confirming participation in the offering for capital increase of POSCO Plantec	Approved

6	March 14

Appointment of the Chairman of BOD

Appointment of Special Committee Members

Appointment of the Chairman and the Representative Director(CEO)

Appointment of the Representative Directors and Position for the Inside Directors

Approved Approved Approved Approved

7	May 16

Mid-TermStrategy

FY2014 RevisedManagement Plan

Contribution to POSCOEducational Foundation

Donate Credit CardCash Back Mileage to POSCO 1% foundation

FY 2014 TransactionPlans with Daewoo International Corporation

Approved Approved Approved Approved Approved

8	August 8

Capital Increase forimprove financial structure of POSCO Maharashtra Steel Co., Ltd.

FY 2014 TransactionPlans with affiliated person

Plan of Investment byshares for Business Restructuring

Change in BusinessStructure of Gwangyang Synthetic Natural Gas Project

Declaration ofInterim Dividend for the Financial Year 2014

Gangneung MagnesiumSmelting Business Regional Development Fund Contribution

Donation for building‘Safe Korea’ in regards to Sewol Ferry accident

Approved Approved Approved Approved Approved Approved Approved

38

Major Activities of the Outside Directors on the Board of Directors (January 1, 2014 ~ August 14, 2014)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2014-1	January 15	6 (6)	—
2014-2	January 16	6 (6)	—
2014-3	January 29	6 (6)	—
2014-4	February 24	6 (6)
2014-5	March 10	4 (6)
2014-6	March 14	7 (7)
2014-7	May 16	7 (7)
2014-8	August 8	7 (6)

(5) Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
February 17,	Assessment of qualifications and recommendation of the Outside Directors	Approved

February 24	Assessment of the Inside Directors	—

March 14	Appointment of the special committee members Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Evaluation of the management result for the fiscal year of 2013 Revision of Compensation Scheme for Outside Directors	Approved —

Major Activities after March 14, 2014

Date	Agenda	Approval
May 16	Enterprise-wide Management Performance Evaluation Plan for 2014	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Extension of Payment Guarantee Plan for United Spiral Pipe, LLC	Approved

39

Major Activities after March 14, 2014

Date	Agenda	Approval
May 16	Donate CreditCard Cash Back Mileage to POSCO 1% foundation POSCO GuaranteeExtension Plan for Titanium Ingot business	— Approved

August 8	Gangneung MagnesiumSmelting Business Regional Development Fund Contribution Payment Guarantee for POSCO-Mexico	— Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 28	Review of the operation of the Fair Trading Program	—

March 10	Participating in the Offering for Capital Increase of POSCO Plantec	—

Major Activities after March 14, 2014

Date	Agenda	Approval
March 20	Change in Director for voluntary compliance of Fair Trade	Approved

May 15	Contribution to POSCO Educational Foundation

August 7

Asset Purchase of RIST Steel Structur Research Laboratory

Change in BusinessStructure of Gwangyang Synthetic Natural Gas Project

Plan of Investment byshares for Business Restructuring

Review of the operation of the Fair Trading Program

Approved

(e)	Major Activities of Executive Management Committee (January 1, 2014 ~ August 14, 2014)

Session	Date	Agenda	Approval
2014-1	January 7	Disposal of Treasury Stocks as Employee Award	Approved

2014-2	February 11	U.S. LPG procurement and the construction of Storage tank & facilities	Approved

2014-3	April 15	R&D facility investment for Permanent Domain Refinement by Laser Disposal of Treasury Stocks as Employee Award	Approved Approved

2014-4	May 20	Revamping of #2 RH atPohang #2 Steel Making Plant Pohang PowerReceiving Line Revamping	Approved

2014-5	June 3	Closure ofShareholders Register for 2014 Interim Dividends	Approved

2014-6	June 17	Minimizing FOGwastage of Pohang works The replacement ofdecrepit control system at Pohang #1 Hot Strip Mill Gwangyang 3CGLdecrepit facilities replacement	Approved Approved Approved

2014-7	July 15	Capital Increase forimprove financial structure of POSCO Maharashtra Steel Co., Ltd. Technology transferfor CSP Plan for Disposal ofTreasury Share as EmployeeReward	— Approved Approved

2014-8	August 1	Change in BusinessStructure of Gwangyang Synthetic Natural Gas Project	—

40

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Lee, Chang-Hee Sunwoo, Young	Satisfies the requirements stipulated in the articles of incorporation	Chairman — —

41

(2)	Major Activities of the Audit Committee (Auditors)(January 1, 2014 ~ August 14, 2014)

Session	Date	Agenda	Approval
2014-1	January 28	• Report Agenda • Approval of audit and non-audit services for the review of revenue in 2013
2014-2	February 21

•   Deliberation Agenda

•   Assessment of the operations of the internal accounting control system for the fiscal year of 2013

•   Internal audit result for the fiscal year of 2013 (Consolidated)

•   Election of the external auditor

•   Report Agenda

•   External audit result for the fiscal year of 2013 (Consolidated)

Approved Approved Approved
2014-3	March 14	• Deliberation Agenda • Election of the Chairman of the audit committee • To nominate the director for internal auditory department	Approved Approved
2014-4	March 20	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and its subsidiaries	Approved
2014-5	May 15

•   Deliberation Agenda

•   Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•   Report Agenda

•   Result of observance of Stringent Law Control Standard

•   Internal audit result for the first quarter of 2014(Consolidated)

•   External audit result for the first quarter of 2014(Consolidated) and Audit result of Form 20-F for the fiscal year 2013

•   Audit plans for the fiscal year of 2014

•   Assessment of observance of ethics

Approved
2014-6	August 7

•   Deliberation Agenda

•   Approval of audit and non-audit services for POSCO-IPPC

•   Report Agenda

•   Internal audit result for the second quarter of 2014(Consolidated)

•   External audit result for the second quarter of 2014(Consolidated)

•   Reporting result of audit for the first half of the fiscal year 2014

Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

42

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

				(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,995	151		—
Outside Director	4	177	36		—
Members of the Audit Committee	3	125	30	7,000	—
Total	12	3,297	83		—

Payment Period: January 1, 2014 ~ June 30, 2014
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

(In millions KRW)
Name	Experience	Total Payment
Chung, Joon-Yang	Chief Executive Officer and Representative Director	3,996
Park, Ki-Hong	President and Representative Director	1,679
Kim, Joon-Sik	President and Representative Director	1,671
Kim, Yeung Gyu	Senior Executive Vice President	920

* refers to the retired directors as of March 2013 and retirement payment is included in the total remuneration

(3) List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2014, the condensed separate interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2014 and 2013, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013, and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

August 12, 2014

This report is effective as of August 12, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	June 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	20	￦	1,325,519	1,394,315
Trade accounts and notes receivable, net	4,20,32		3,052,321	3,393,444
Other receivables, net	5,20,32		303,464	281,161
Other short-term financial assets	6,14,20		921,795	2,318,816
Inventories	7,29		5,035,537	4,538,657
Assets held for sale	8		—	1,304
Other current assets	9		35,586	25,782

Total current assets			10,674,222	11,953,479

Long-term trade accounts and notes receivable, net	4,20		4,588	4,464
Other receivables, net	5,20		27,327	45,738
Other long-term financial assets	6,14,20		2,802,582	3,362,594
Investments in subsidiaries, associates and joint ventures	10		15,709,477	15,092,836
Investment property, net	11		92,272	92,879
Property, plant and equipment, net	12		23,179,480	23,240,603
Intangible assets, net	13		429,513	438,783
Other long-term assets	9		10,260	10,902

Total non-current assets			42,255,499	42,288,799

Total assets		￦	52,929,721	54,242,278

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	June 30, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	20,32	￦	1,004,185	735,457
Short-term borrowings and current portion	14,20		928,111	1,931,283
of long-term borrowings
Other payables	15,20,32		843,804	791,883
Other short-term financial liabilities	16,20		47,032	46,009
Current income tax liabilities			195,677	153,278
Provisions	17		31,526	8,501
Other current liabilities	19		28,762	38,109

Total current liabilities			3,079,097	3,704,520

Long-term borrowings, excluding current portion	14,20		6,373,451	6,731,788
Other payables	15,20		94,705	124,679
Other long-term financial liabilities	16,20		108,662	231,539
Net defined benefit liabilities	18		98,824	100,650
Deferred tax liabilities			999,632	1,034,102
Provisions	17		46,103	—
Other long-term liabilities	19		385	3,538

Total non-current liabilities			7,721,762	8,226,296

Total liabilities			10,800,859	11,930,816

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,233,088	1,233,040
Hybrid bonds	22		996,919	996,919
Reserves	23		91,847	403,939
Treasury shares	24		(1,578,992)	(1,579,123)
Retained earnings			40,903,597	40,774,284

Total equity			42,128,862	42,311,462

Total liabilities and equity		￦	52,929,721	54,242,278

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2014 and 2013

(Unaudited)

		For the three-month periods			For the six-month periods
		ended June 30			ended June 30
(in millions of Won, except per share informations)	Notes	2014		2013	2014	2013
Revenue	32	￦	7,419,784	7,739,748	14,783,634	15,424,412
Cost of sales	7,29,32		(6,394,538)	(6,586,411)	(12,787,976)	(13,233,268)

Gross profit			1,025,246	1,153,337	1,995,658	2,191,144
Selling and administrative expenses	25,29,32
Administrative expenses			(224,245)	(217,093)	(449,796)	(436,274)
Selling expenses			(235,649)	(232,852)	(462,806)	(470,121)

Operating profit	26		565,352	703,392	1,083,056	1,284,749

Finance income and costs	20,27
Finance income			351,467	195,542	595,469	547,552
Finance costs			(88,256)	(398,611)	(308,145)	(856,731)
Other non-operating income and expenses	26,28,32
Other non-operating income			7,931	15,894	11,313	50,134
Other non-operating expenses	29		(117,246)	(67,957)	(390,307)	(125,783)

Profit before income taxes			719,248	448,260	991,386	899,921
Income tax expense	30		(172,013)	(66,642)	(332,632)	(134,878)

Profit for the period			547,235	381,618	658,754	765,043
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		(19,744)	31,602	(29,167)	(41,548)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(92,665)	67,662	(312,092)	214,155

Total comprehensive income, net of tax		￦	434,826	480,882	317,495	937,650

Basic and diluted earnings per share	31	￦	6,756	4,913	8,052	9,877

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

	Share		Capital	Hybrid		Tresury	Retained
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	765,043	765,043
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	214,155	—	—	214,155
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(41,548)	(41,548)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(2,132)	(2,132)
Disposal of treasury shares		—	39	—	—	98	—	137

Balance as of June 30, 2013	￦	482,403	1,227,731	996,919	217,517	(2,391,308)	40,100,393	40,633,655

	Share		Capital	Hybrid		Tresury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2014	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Comprehensive income :
Profit for the period		—	—	—	—	—	658,754	658,754
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(312,092)	—	—	(312,092)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(29,167)	(29,167)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)
Disposal of treasury shares		—	48	—	—	131	—	179

Balance as of June 30, 2014	￦	482,403	1,233,088	996,919	91,847	(1,578,992)	40,903,597	42,128,862

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For six-month periods ended June 30, 2014 and 2013

(Unaudited)

(in millions of Won)	Notes	June 30, 2014		June 30, 2013
Cash flows from operating activities
Profit for the period		￦	658,754	765,043
Adjustments for :
Costs for defined benefit plans			58,428	62,362
Depreciation			1,001,071	943,541
Amortization			37,463	18,669
Finance income			(438,278)	(370,849)
Finance costs			170,200	678,005
Gain on disposal of property, plant and equipment			(2,959)	(5,002)
Loss on disposal of property, plant and equipment			29,769	67,383
Loss on disposal of investments in subsidiaries, associates and joint ventures			—	12,271
Impairment loss on investments in subsidiaries, associates and joint ventures			88,048	—
Other provision expenses			69,452	—
Income tax expense			332,632	134,878
Others			34,013	(9,953)
Changes in operating assets and liabilities	34		(57,073)	586,880
Interest received			50,126	59,367
Interest paid			(170,103)	(206,269)
Dividends received			122,713	210,200
Income taxes paid			(215,767)	(91,141)

Net cash provided by operating activities			1,768,489	2,855,385

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			2,614,240	1,929,975
Proceeds from disposal of long-term financial instruments			—	3
Decrease in held-to-maturity investments			—	30,000
Proceeds from disposal of available-for-sale investments			900	60,856
Collection of long-term loans			3,456	7,491
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			—	5,153
Proceeds from disposal of intangible assets			464	1,100
Proceeds from disposal of assets held for sale			1,291	—
Acquisition of short-term financial investments			(1,217,219)	(1,670,441)
Acquisition of available-for-sale investments			(21,412)	(48,028)
Increase in long-term loans			(14,475)	(361)
Acquisition of investment in subsidiaries, associates and joint ventures			(704,054)	(565,192)
Acquisition of property, plant and equipment			(876,842)	(1,947,895)
Payment for disposal of property, plant and equipment			(9,597)	(20,814)
Acquisition of intangible assets			(25,480)	(56,465)

Net cash used in investing activities			(248,728)	(2,274,618)

Cash flows from financing activities
Proceeds from borrowings			1,369,225	789,995
Increase in long-term financial liabilities			1,217	1,788
Receipt of government grants			—	5,000
Proceeds from issuance of hybrid bonds			—	996,919
Repayment of borrowings			(2,456,884)	(1,533,727)
Payment of long-term financial liabilities			(1,600)	(1,590)
Decrease in derivative liabilities			—	(23,348)
Payment of cash dividends			(478,775)	(463,508)
Payment of interest of hybrid bonds			(21,740)	—

Net cash used in financing activities			(1,588,557)	(228,471)

Net increase (decrease) in cash and cash equivalents			(68,796)	352,296
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,394,315	1,752,560

Cash and cash equivalents at end of the period		￦	1,325,519	2,104,856

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of June 30, 2014, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgements, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainties were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2013.

(b)	Measurement of fair value

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1—unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3—inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 20.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as of and for the year ending December 31, 2014.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1) K-IFRS No. 1032, “Financial Instruments: Presentation”

2) K-IFRS No. 1036, “Impairment of Assets”

3) K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1) Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2) Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or cash-generating unit.

3) Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s separate financial statements. Upon adoption of K-IFRS No. 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	3,059,692	3,403,316
Less: Allowance for doubtful accounts		(7,371)	(9,872)

	￦	3,052,321	3,393,444

Non-current
Trade accounts and notes receivable	￦	4,588	4,692
Less: Allowance for doubtful accounts		—	(228)

	￦	4,588	4,464

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦217,624 million and ￦203,138 million as of June 30, 2014 and December 31, 2013, respectively, and are included in short-term borrowings.

5. Other Receivables

Other receivables as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Short-term loans	￦	3,908	—
Other accounts receivable		303,086	281,667
Others		7,041	10,065
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	303,464	281,161

Non-current
Long-term loans	￦	35,578	54,945
Long-term other accounts receivable		3,520	2,723
Others		2,682	2,523
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	27,327	45,738

11

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Short-term financial instruments (*1)	￦	919,584	2,317,867
Cash deposits (*2)		2,211	949

	￦	921,795	2,318,816

Non-current
Long-term derivatives assets held for trading	￦	9,841	7,788
Long-term available-for-sale securities (equity instruments)		2,775,347	3,333,915
Long-term available-for-sale securities (bonds)		16,858	20,355
Long-term available-for-sale securities (others)		500	500
Cash deposits (*3)		36	36

	￦	2,802,582	3,362,594

(*1)	Financial instruments, amounting to ￦5,200 million and ￦4,700 million as of June 30, 2014 and December 31, 2013, respectively, are collateralized for long-term borrowings from National Forestry Cooperative Federation.
(*2)	Deposits are restricted in relation to government assigned projects.
(*3)	The Company is required to provide deposits to maintain checking accounts, and accordingly, the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Long-term available-for-sale equity securities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014								December 31, 2013
						Net changes in
						fair value of	Accumulated
	Number of		Acquisition		Fair	available-for-sale	impairment	Book	Book
	shares	Ownership (%)	cost		value	investments	loss	value	value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51	￦	719,622	772,260	52,638	—	772,260	842,909
SK Telecom Co., Ltd. (*1)	603,259	0.75		154,572	142,865	64,163	(75,870)	142,865	419,933
KB Financial group Inc.	11,590,550	3.00		536,517	407,987	11,590	(140,120)	407,987	489,701
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	261,429	(82,077)	—	261,429	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	204,729	82,093	(106,142)	204,729	206,695
Hana Financial group Inc.	2,430,498	0.84		15,633	91,144	75,511	—	91,144	106,699
Others (12 companies) (*2)				150,940	106,176	37,016	(81,780)	106,176	108,895

				2,149,568	1,986,590	240,934	(403,912)	1,986,590	2,554,421
Non-marketable equity securities
The Siam United Steel (*3)	11,071,000	12.30		34,658	60,218	48,085	(22,525)	60,218	57,643
Nacional Minerios S.A. (*3)	30,784,625	6.48		668,635	526,503	(142,132)	—	526,503	517,193
Dongbu Metal Co., Ltd. (*3)	3,000,000	10.00		98,242	74,841	(23,401)	—	74,841	85,371
Others (39 companies) (*4)				141,485	127,195	(2,316)	(11,974)	127,195	119,287

				943,020	788,757	(119,764)	(34,499)	788,757	779,494

			￦	3,092,588	2,775,347	121,170	(438,411)	2,775,347	3,333,915

(*1)	As of June 30, 2014, 603,257 shares equivalent to 5,429,314 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company has recognized ￦1,252 million, ￦2,856 million and ￦465 million of impairment loss on securities of PT.Krakatau Steel, Steel Flower Co., Ltd and Dgenx Co., Ltd, respectively due to significant decline in the fair value of the shares.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since its fair value cannot be reliably measured.

7. Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Finished goods	￦	797,503	755,286
Semi-finished goods		1,373,148	1,259,390
By-products		11,462	13,793
Raw materials		1,125,506	983,902
Fuel and materials		586,409	520,236
Materials-in-transit		1,148,493	1,009,996
Others		557	586

		5,043,078	4,543,189
Less: Allowance for inventories valuation		(7,541)	(4,532)

	￦	5,035,537	4,538,657

13

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

The amount of valuation losses of inventories recognized within cost of goods sold during the six-month period ended June 30, 2014 and the year ended December 31, 2013 were ￦7,541 million and ￦4,532 million, respectively.

8. Non-current Assets Held for Sale

Details of non-current assets held for sale as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Investment in associates (*1)	￦	—	1,304

(*1)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the six-month period ended June 30, 2014 and recognized a loss on disposal of asset held for sale of ￦14 million.

9. Other Assets

Other current assets and other long-term assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Other current assets
Advance payments	￦	4,886	4,871
Prepaid expenses		30,700	20,911

		35,586	25,782

Other long-term assets
Long-term prepaid expenses		6,462	6,980
Others		3,798	3,935
Less: Allowance for doubtful accounts		—	(13)

	￦	10,260	10,902

14

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

10. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of June 30, 2014 and December 31, 2013 are as follows:

				June 30, 2014		December 31, 2013
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
Daewoo International. Co., Ltd.	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	Korea	Engineering and construction	89.53		1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of electricity	89.02		658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	72.09		628,842	628,842
POSCO Processing & Service Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		176,609	176,609
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSCO Venture Capital Co. Ltd. (formerly, POSTECH Venture Capital Corp.)	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sales	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSMATE Co., Ltd.	Korea	Business facility maintenance	54.46		63,222	63,222
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co. Ltd. (*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (13 companies)					188,264	178,264

				￦	7,629,841	7,619,841

15

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

				June 30, 2014		December 31, 2013
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	856,906	808,492
POSCO Thainox Public Co., Ltd.	Thailand	Stainless steel manufacturing	84.93		340,249	340,249
POSCO Australia Pty. Ltd.	Australia	Steel sales and mine development	100.00		330,623	330,623
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		607,438	446,093
POSCO Maharashtra Steel Private Ltd.	India	Steel manufacturing and sales	100.00		435,163	355,987
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		284,564	284,753
POSCO China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Ltd.	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		181,760	182,080
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		157,038	157,295
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,202	145,288
POSCO America Corporation	USA	Trading-Steel	99.45		140,381	140,381
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64		131,119	131,291
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	60.00		95,464	95,710
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		86,989	87,211
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel Inida Private Limited	India	Electrical steel manufacturing and sales	100.00		58,552	58,662
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	80.07		31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and sales	98.04		30,243	29,341
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		47,618	6,020
Others (31 companies)					311,502	297,286

					5,040,772	4,696,723

				￦	12,670,613	12,316,564

(*1)	As of June 30, 2014, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of June 30, 2014, this investment is collateral for the Company’s guarantee provided for certain borrowings of its subsidiary from banks.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Details of associates and carrying values as of June 30, 2014 and December 31, 2013 are as follows:

				June 30, 2014		December 31, 2013
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	25.80	￦	169,106	169,106
POSCO PLANTEC Co., Ltd. (*1)	Korea	Industrial machinery manufacturing	34.52		118,601	185,786
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Others (5 companies)					22,802	18,921

					411,164	474,468

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (9 companies)					31,866	26,188

					356,407	350,729

				￦	767,571	825,197

(*1)	As of June 30, 2014, there is objective evidence of impairment due to a prolonged decline on the fair value of the investment. Recoverable amounts were determined based on fair value less cost to sell, which was calculated by adding a 20.7% control premium to current stock price as of June 30, 2014. The Company recognized an impairment loss of ￦88,048 million as the carrying value was higher than its recoverable amount as of June 30, 2014.

(c)	Details of joint ventures and carrying values as of June 30, 2014 and December 31, 2013 are as follows:

				June 30, 2014		December 31, 2013
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd	Australia	Mine development	10.00	￦	1,225,464	983,569
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
CSP-Compania Siderurgica do Pecem	Brazil	Steel manufacturing	20.00		469,891	393,925
Others (5 companies)					112,367	110,010

				￦	2,271,293	1,951,075

17

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value in investment property for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	36,020	—	347	36,367
Buildings		52,682	(1,208)	307	51,781
Structures		4,177	(80)	27	4,124

Total	￦	92,879	(1,288)	681	92,272

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	(5,791)	36,020
Buildings		63,697	(2,793)	(8,222)	52,682
Structures		5,018	(186)	(655)	4,177

Total	￦	110,526	(2,979)	(14,668)	92,879

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,397,271	39	(3)	—	908	1,398,215
Buildings		2,637,774	2,397	(663)	(122,151)	81,980	2,599,337
Structures		2,469,046	1,031	(690)	(96,227)	222,029	2,595,189
Machinery and equipment		13,202,710	29,516	(15,805)	(758,289)	1,152,389	13,610,521
Vehicles		10,769	108	—	(3,812)	1,713	8,778
Tools		25,680	1,931	(51)	(7,786)	2,360	22,134
Furniture and fixtures		47,394	3,640	(1)	(11,199)	1,260	41,094
Lease assets		7,007	—	—	(319)	—	6,688
Construction-in-progress		3,442,952	947,691	—	—	(1,493,119)	2,897,524

Total	￦	23,240,603	986,353	(17,213)	(999,783)	(30,480)	23,179,480

(*1)	Represents assets transferred from construction-in-progress to property, plant and equipment, investment property and intangible assets.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(627)	—	30,076	1,397,271
Buildings		2,734,839	7,034	(8,628)	(241,678)	146,207	2,637,774
Structures		2,113,750	16,624	(5,519)	(181,725)	525,916	2,469,046
Machinery and equipment		12,888,614	113,921	(57,800)	(1,456,354)	1,714,329	13,202,710
Vehicles		13,039	794	(4)	(8,682)	5,622	10,769
Tools		29,693	4,006	(9)	(15,118)	7,108	25,680
Furniture and fixtures		67,431	2,819	(875)	(24,829)	2,848	47,394
Lease assets		7,644	—	—	(637)	—	7,007
Construction-in-progress		2,943,903	3,009,545	—	—	(2,510,496)	3,442,952

Total	￦	22,166,735	3,154,743	(73,462)	(1,929,023)	(78,390)	23,240,603

(*1)	Represents assets transferred from construction-in-progress to property, plant and equipment, investment property and intangible assets.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer (*2)	Ending
Intellectual property rights	￦	13,812	—	—	(1,021)	2,479	15,270
Membership (*1)		48,877	5,829	(501)	—	—	54,205
Development expense		29,468	—	—	(24,503)	140,383	145,348
Port facilities usage rights		172,209	—	—	(6,155)	1,837	167,891
Construction-in-progress		153,719	7,828	—	—	(143,904)	17,643
Other intangible assets		20,698	11,823	—	(5,784)	2,419	29,156

	￦	438,783	25,480	(501)	(37,463)	3,214	429,513

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	8,904	—	(291)	(1,625)	—	6,824	13,812
Membership (*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	1,902	—	(16,156)	—	13,630	29,468
Port facilities usage rights		87,983	—	—	(10,265)	—	94,491	172,209
Construction-in-progress		96,035	98,459	—	—	—	(40,775)	153,719
Other intangible assets		21,267	1,658	—	(10,021)	—	7,794	20,698

	￦	293,841	103,041	(1,415)	(38,067)	(581)	81,964	438,783

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

14. Borrowings

(a)	Borrowings as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Short-term borrowings
Short-term borrowings	￦	404,262	203,138
Current portion of long-term borrowings		223,382	188,381
Current portion of loans from foreign financial institutions		657	927
Current portion of debentures		300,000	1,540,109
Less: Current portion of discount on debentures		(190)	(1,272)

	￦	928,111	1,931,283

Long-term borrowings
Long-term borrowings	￦	525,024	648,251
Loans from foreign financial institutions		866	1,140
Debentures		5,868,440	6,107,973
Less: Discount on debentures issued		(24,965)	(38,167)
Add: Premium on debentures redemption		4,086	12,591

	￦	6,373,451	6,731,788

(b)	Short-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)			Annual
Lenders	Issuance date	Maturity date	interest rate (%)	June 30, 2014		December 31, 2013
RBS	2014.04.02	2014.07.01	0.56	￦	27,709	—
DBS	2014.04.02	2014.07.01	0.62		34,927	—
HSBC	2014.04.04	2014.07.03	0.58		32,735	—
CA	2014.04.09	2014.07.10	0.56		41,428	—
Mizuho	2014.04.09	2014.07.10	0.60		49,839	—
Others (Transfer of account receivables that does not qualify for derecognition)					217,624	203,138

				￦	404,262	203,138

(c)	Current portion of long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

				Annual
(in millions of Won)	Lenders	Issuance date	Maturity date	interest rate (%)	June 30, 2014		December 31, 2013
Borrowings	Woori Bank and others	2006.10.31~	2017.03.15~	0.75~1.75	￦	15,532	14,969
		2013.05.08	2041.05.08
Borrowings	Korea EXIM Bank	2010.02.18~	2014.09.23~	4.09~4.50		207,851	173,412
		2011.03.23	2017.07.26
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		657	927
Debentures	Domestic debentures 292	—	—	—		—	499,975
Debentures	Samurai bonds 10	2011.10.20	2014.10.20	1.67		299,809	300,921
	Global fund 1	—	—	—		—	737,941

					￦	523,849	1,728,145

(*1)	As of June 30, 2014 and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(d)	Long-term borrowings excluding current portion as of June 30, 2014 and December 31, 2013 are as follows:

				Annual
(in millions of Won)	Lenders	Issuance date	Maturity date	interest rate (%)	June 30, 2014		December 31, 2013
Borrowings	Woori Bank and others (*1)	2006.10.31~	2017.03.15~	0.75~1.75	￦	63,428	71,194
		2013.05.08	2041.05.08
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	Government bond -2.25		13,066	13,593
Borrowings	Korea EXIM Bank	2010.07.26~	2017.07.26~	4.09~4.50		448,530	563,464
		2013.07.03	2018.03.23
Loans from foreign financial institutions	NATIXIS (*2)	1986.03.31	2017.03.31	2.00		866	1,140
Debentures	Domestic debentures 301 and others	2010.08.04~ 2013.10.04	2015.08.04~ 2023.10.04	3.35~4.81		3,293,642	3,292,417
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2013.12.11	2016.08.10~ 2021.12.22	0~5.88		2,553,919	2,789,980

					￦	6,373,451	6,731,788

(*1)	Short-term financial instruments amounting to ￦5,200 million and ￦4,700 million as of June 30, 2014 and December 31, 2013, respectively, are collateralized for long-term borrowings from National Forestry Cooperative Federation.
(*2)	As of June 30, 2014 and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

15. Other Payables

Other payables as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Accounts payable	￦	420,254	463,196
Accrued expenses		405,287	306,723
Dividend payable		8,938	9,180
Finance lease liabilities		1,111	1,124
Withholdings		8,214	11,660

	￦	843,804	791,883

Non-current
Long-term accounts payable	￦	66,139	91,827
Accrued expenses		16,730	22,922
Finance lease liabilities		4,310	5,042
Long-term withholdings		7,526	4,888

	￦	94,705	124,679

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Derivative liabilities	￦	38,484	36,964
Financial guarantee liabilities		8,548	9,045

	￦	47,032	46,009

Non-current
Derivative liabilities	￦	58,146	175,463
Financial guarantee liabilities		50,516	56,076

	￦	108,662	231,539

23

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

17. Provisions

(a)	Provisions as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014			December 31, 2013
(in millions of Won)	Current		Non-current	Current	Non-current
Estimated allowance (*1)	￦	8,177	—	8,501	—
Provision for recovery (*2)		23,349	38,817	—	—
Provision for litigation (*3)		—	7,286	—	—

	￦	31,526	46,103	8,501	—

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of the land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦62,166 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to recover the land. In addition, the Company has applied a discount rate of 3.83% to assess the present value of these costs.
(*3)	The Company recognized a provision for several litigations based on the Company’s estimates.

(b)	Changes in provisions for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1) For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	8,501	5,538	(5,862)	8,177
Provision for recovery at the end of period		—	62,166	—	62,166
Provision for litigation at the end of period		—	7,286	—	7,286

	￦	8,501	74,990	(5,862)	77,629

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	6,239	12,428	(10,166)	8,501

24

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits in the future relating to employee service rendered is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Expense related to post-employment benefit plans under defined contribution plans	￦	4,888	3,847	9,351	7,352

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to net defined benefit obligations in the statements of financial position as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Present value of funded obligations	￦	966,763	905,918
Fair value of plan assets		(867,939)	(805,268)

Net defined benefit liabilities	￦	98,824	100,650

25

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(d)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	905,918	817,618
Current service costs		58,086	118,975
Interest costs		16,297	27,942
Remeasurement		34,221	11,553
Transfer-in		1,960	—
Benefits paid		(49,719)	(70,170)

Defined benefit obligation at the end of period	￦	966,763	905,918

(e)	Changes in fair value of plan assets for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	805,268	677,362
Interest on plan assets		15,955	24,261
Remeasurement of plan assets		(4,258)	86
Contributions to plan assets		71,000	140,000
Transfer-in		1,960	—
Benefits paid		(21,986)	(36,441)

Fair value of plan assets at the end of period	￦	867,939	805,268

(f)	The amounts recognized in the statements of comprehensive income for the six-month period ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Current service costs	￦	28,401	30,054	58,086	60,521
Net interest costs		171	921	342	1,841

	￦	28,572	30,975	58,428	62,362

26

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Advances received	￦	9,221	20,912
Withholding		18,222	15,905
Unearned revenue		1,319	1,292

		28,762	38,109

Non-current
Unearned revenue		385	538
Others		—	3,000

	￦	385	3,538

20. Financial Instruments

(a)	Classification of financial instruments

1) Financial assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	9,841	7,788
Available-for-sale financial assets		2,792,705	3,354,770
Loans and receivables		5,499,091	7,263,709

	￦	8,301,637	10,626,267

2) Financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	96,630	212,427

Financial liabilities measured as amortized cost
Trade accounts and notes payable		1,004,185	735,457
Borrowings		7,301,562	8,663,071
Financial guarantee liabilities (*1)		59,064	65,121
Others		876,064	916,562

		9,240,875	10,380,211

	￦	9,337,505	10,592,638

27

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2014. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	ANZ	USD	10,000,000	10,144
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	30,432
	BTMU	USD	24,000,000	24,346
	ING	USD	23,600,000	23,940
	SMBC	USD	35,000,000	35,504
Zhangjiagang Pohang	BTMU	USD	30,000,000	30,432
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	50,720
	Mizuho	USD	50,000,000	50,720
POSCO Maharashtra	Citi	USD	60,000,000	60,864
Steel Pvt. Ltd.	DBS	USD	100,000,000	101,440
	HSBC	USD	80,000,000	81,152
	ING	USD	30,000,000	30,432
	KDB	USD	30,000,000	30,432
	Export-Import Bank of Korea	USD	193,000,000	195,779
	SCB	USD	73,069,000	74,121
POSCO ASSAN TST	HSBC	USD	27,000,000	27,389
STEEL Industry	ING	USD	45,000,000	45,648
	KDB	USD	45,000,000	45,648
	SMBC	USD	71,392,500	72,421
POSCO Electrical Steel	ING	USD	50,000,000	50,720
India Private Limited	SCB	USD	33,784,000	34,270
POSCO Investment Co., Ltd.	BOA	USD	45,000,000	45,648
	BOC	CNY	350,000,000	57,096
	BTMU	USD	30,000,000	30,432
	HSBC	USD	50,000,000	50,720
	ING	USD	30,000,000	30,432
	JP Morgan	USD	50,000,000	50,720
	Mizuho	USD	50,000,000	50,720
	SCB	USD	45,000,000	45,648
	SMBC	USD	30,000,000	30,432
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	40,576
	HSBC	USD	40,000,000	40,576
	KDB	USD	50,000,000	50,720
	Mizuho	USD	45,000,000	45,648
	SMBC	USD	69,725,000	70,729
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	198,822
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	25,360
	HSBC	USD	20,000,000	20,288
	Mizuho	USD	20,000,000	20,288
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	74,558
	BOA	USD	35,000,000	35,504
	BTMU	USD	119,000,000	120,714
	Credit Suisse AG	USD	91,000,000	92,310
	HSBC	USD	91,000,000	92,310
	Export-Import Bank of Korea	USD	567,000,000	575,165
	Mizuho	USD	105,000,000	106,512
	SCB	USD	107,800,000	109,352
	SMBC	USD	140,000,000	142,016
	The Tokyo Star Bank, Ltd.	USD	21,000,000	21,302
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	24,853
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	15,216

		USD	3,316,370,500	3,364,125
		CNY	350,000,000	57,096

28

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	—	2,053	2,053	—
Available-for-sale financial assets	236	35,155	—	—	117,682	(4,573)	148,500	(312,092)
Loans and receivables	47,449	—	7,796	(11,016)	—	(450)	43,779	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(38,581)	13,520	(25,061)	—
Financial liabilities at amortized cost	(125,351)	—	50,573	116,980	(17,631)	(91)	24,480	—

	￦ (77,666)	35,155	58,369	105,964	61,470	10,459	193,751	(312,092)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦93,573 million for the six-month period ended June 30, 2014.

‚	June 30, 2013

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ —	—	—	—	8,463	1,570	10,033	—
Available-for-sale financial assets	1,184	38,404	—	—	42,064	(159,754)	(78,102)	214,155
Held-to-maturity investments	367	—	—	—	—	—	367	—
Loans and receivables	55,467	—	37,102	10,985	(127)	(258)	103,169	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(91,756)	(91,756)	—
Financial liabilities at amortized cost	(148,094)	—	(46,442)	(193,532)	—	(189)	(388,257)	—

	￦ (91,076)	38,404	(9,340)	(182,547)	50,400	(250,387)	(444,546)	214,155

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦135,367 million for the six-month period ended June 30, 2013.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	—	1,297	1,297	—
Available-for-sale financial assets	172	7,277	—	—	110,609	(3,309)	114,749	(92,665)
Loans and receivables	16,652	—	(24,059)	(11,741)	4	(122)	(19,266)	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(43,859)	(19,566)	(63,425)	—
Financial liabilities at amortized cost	(52,292)	—	83,724	192,621	(19,131)	(46)	204,876	—

	￦ (35,468)	7,277	59,665	180,880	47,623	(21,746)	238,231	(92,665)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦24,980 million for the three-month period ended June 30, 2014.

‚	June 30, 2013

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ —	—	—	—	8,463	898	9,361	—
Available-for-sale financial assets	268	2,862	—	—	42,064	(57,884)	(12,690)	67,662
Loans and receivables	16,248	—	29,877	(4,205)	(127)	(127)	41,666	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(40,261)	(40,261)	—
Financial liabilities at amortized cost	(71,706)	—	(13,004)	(142,597)	—	(147)	(227,454)	—

	￦ (55,190)	2,862	16,873	(146,802)	50,400	(97,521)	(229,378)	67,662

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦26,308 million for the three-month period ended June 30, 2013.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2014 and December 31, 2013 are as follows :

	June 30, 2014			December 31, 2013
(in millions of Won)	Book value		Fair value	Book value		Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,658,507	2,658,507	￦	3,224,711	3,224,711
Derivatives assets held for trading (*2)		9,841	9,841		7,788	7,788

		2,668,348	2,668,348		3,232,499	3,232,499

Assets measured amortized cost (*3)
Cash and cash equivalents		1,325,519	1,325,519		1,394,315	1,394,315
Trade accounts and notes receivable		3,056,909	3,056,909		3,397,908	3,397,908
Loans and other receivables		1,116,663	1,116,663		2,471,486	2,471,486

		5,499,091	5,499,091		7,263,709	7,263,709

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		96,630	96,630		212,427	212,427
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		1,004,185	1,004,185		735,457	735,457
Borrowings		7,301,562	7,670,330		8,663,071	8,943,063
Financial guarantee liabilities		59,064	59,064		65,121	65,121
Others		876,064	876,064		916,562	916,562

	￦	9,240,875	9,609,643	￦	10,380,211	10,660,203

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2014 and December 31, 2013 are as follows :

	June 30, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	1,986,590	—	671,917	2,658,507
Derivatives assets held for trading		—	9,841	—	9,841

	￦	1,986,590	9,841	671,917	2,668,348

Financial Liabilities
Derivatives liabilities held for trading	￦	—	96,630	—	96,630

‚	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,554,421	—	670,290	3,224,711
Derivatives assets held for trading		—	7,788	—	7,788

	￦	2,554,421	7,788	670,290	3,232,499

Financial Liabilities
Derivatives liabilities held for trading	￦	—	212,427	—	212,427

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2013.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2014 and December 31, 2013 are as follows:

(Share, Won)	June 30, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2014, total shares of ADRs of 54,117,228 are equivalent to 13,529,307 of common stock.
(*2)	As of June 30, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,263	769,215

	￦	1,233,088	1,233,040

33

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses
	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%

Interest payments condition	Quarterly	Quarterly
	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

	The Company can call the hybrid bond at year 5 and interest	The Company can call the hybrid bond at year 10 and interest

Others	payment date afterwards	payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of June 30, 2014 amounts to ￦2,133 million.

23. Reserves

Reserves as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Accumulated unrealized changes in the fair value of available-for-sale investments, net of tax	￦	91,847	403,939

24. Treasury Shares

As of June 30, 2014, the Company holds 7,402,597 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Wages and salaries	￦	48,564	50,418	100,932	100,888
Expenses related to post-employment benefits		5,311	6,258	13,146	12,976
Other employee benefits		12,699	11,639	24,741	22,308
Travel		3,566	4,127	6,587	7,762
Depreciation		5,964	6,235	11,896	12,460
Amortization		13,490	4,398	26,553	9,046
Rental		17,275	13,326	35,065	25,103
Repairs		2,549	2,915	6,225	6,702
Advertising		21,396	22,794	42,312	40,146
Research and development		32,813	31,518	56,412	79,654
Service fees		43,317	42,061	90,081	81,027
Vehicles maintenance		1,755	1,664	3,501	3,481
Industry association fee		1,638	2,092	5,178	5,199
Training		3,204	2,790	4,825	4,456
Conference		1,147	1,131	2,362	2,263
Bad debt expenses		13	5,040	516	4,384
Others		9,544	8,687	19,464	18,419

	￦	224,245	217,093	449,796	436,274

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Freight and custody expenses	￦	212,706	207,494	418,781	423,702
Operating expenses for distribution center		2,424	2,318	4,893	4,452
Sales commissions		17,188	18,106	32,601	32,647
Sales advertising		510	1,022	770	1,492
Sales promotion		1,114	1,665	2,251	3,136
Sample		327	318	770	690
Sales insurance premium		1,380	1,929	2,740	4,002

	￦	235,649	232,852	462,806	470,121

35

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Operating profits on the statement of comprehensive income	￦	565,352	703,392	1,083,056	1,284,749

Add
Gain on disposals of property, plant and equipment		1,810	2,524	2,959	5,002
Gain on disposals of other long-term assets		—	—	—	246
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	14,544
Others		6,121	13,370	8,354	30,342

		7,931	15,894	11,313	50,134

Deduct
Loss on disposals of property, plant and equipment		(12,100)	(48,614)	(29,769)	(67,383)
Other bad debt expenses		—	—	(25,704)	—
Donations		(9,828)	(6,145)	(28,786)	(18,476)
Idle tangible assets expenses		(235)	(9,823)	(473)	(16,743)
Impairment loss on investment in subsidiaries, associates and joint ventures		(20,319)	—	(88,048)	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	(12,271)
Contribution to provisions		(69,452)	—	(69,452)	—
Others		(5,312)	(3,375)	(148,075)	(10,910)

		(117,246)	(67,957)	(390,307)	(125,783)

Adjusted operating profit	￦	456,037	651,329	704,062	1,209,100

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Finance income
Interest income	￦	16,825	16,516	47,685	57,018
Dividend income		32,257	29,170	128,728	173,771
Gain on foreign currency transactions		97,704	120,014	151,090	168,939
Gain on foreign currency translations		109,479	(21,583)	118,978	95,727
Gain on valuation of derivatives		(15,407)	898	23,704	1,570
Gain on derivative transactions		—	8,463	6,102	8,463
Gain on disposals of available-for-sale investment		110,609	42,064	117,682	42,064
Gain on redemption of debentures		—	—	1,500	—

	￦	351,467	195,542	595,469	547,552

Finance costs
Interest expenses	￦	52,293	71,706	125,351	148,094
Loss on foreign currency transactions		38,039	103,140	92,721	178,279
Loss on foreign currency translations		(71,401)	125,219	13,014	278,274
Loss on valuation of derivatives		2,862	40,261	8,131	91,756
Loss on derivative transactions		43,859	—	44,683	—
Impairment loss on available-for-sale investment		3,309	57,883	4,573	159,754
Loss on redemption of debentures		19,131	—	19,131	—
Others		164	402	541	574

	￦	88,256	398,611	308,145	856,731

36

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,810	2,524	2,959	5,002
Gain on disposals of other long-term assets		—	—	—	246
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	14,544
Others		6,121	13,370	8,354	30,342

	￦	7,931	15,894	11,313	50,134

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	12,100	48,614	29,769	67,383
Other bad debt expenses		—	—	25,704	—
Donations		9,828	6,145	28,786	18,476
Idle tangible assets expenses		235	9,823	473	16,743
Impairment loss on investment in subsidiaries, associates and joint ventures		20,319	—	88,048	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	—	—	12,271
Contribution to provisions		69,452	—	69,452	—
Others (*1)		5,312	3,375	148,075	10,910

	￦	117,246	67,957	390,307	125,783

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦139,569 million, primarily related to VAT, in the six-month period ended June 30, 2014.

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six month periods ended June 30, 2014 and 2013 were as follows (excluding finance costs and income tax expense):

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Changes in inventories (*1)	￦	27,641	97,995	(150,635)	246,204
Raw materials and consumables used		4,564,616	4,793,915	9,316,441	9,676,491
Employee benefits expenses		342,482	352,035	717,421	724,567
Outsourced processing cost		563,096	515,839	1,104,418	1,014,854
Depreciation (*2)		501,517	478,146	1,001,071	943,541
Amortization		18,948	9,325	37,463	18,669
Electricity and water expenses		269,269	213,102	525,798	400,073
Service fees		57,724	56,055	117,885	109,461
Rental		21,654	18,752	44,730	36,085
Advertising		21,396	22,794	42,312	40,146
Freight and custody expenses		212,706	207,494	418,781	423,702
Sales commissions		17,188	18,106	32,601	32,647
Loss on disposals of property, plant and equipment		12,100	48,614	29,769	67,383
Bad debt expenses		13	5,040	26,220	4,384
Impairment loss on investment in subsidiaries, associates and joint ventures		20,319	—	88,048	—
Contribution to provisions		69,452	—	69,452	—
Other expenses		251,557	267,101	669,110	527,239

	￦	6,971,678	7,104,313	14,090,885	14,265,446

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the six-month periods ended June 30, 2014 and 2013 was 33.6% and 15.0%, respectively. The change in effective tax rate was caused mainly by additional income tax payment (￦59,168 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (note 28) in 2014.

31. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in Won except for share information)	2014		2013	2014	2013
Profit for the period	￦	547,235,317,164	381,617,578,251	658,754,438,229	765,042,537,146
Interests of hybrid bonds		(8,240,301,971)	(2,132,608,696)	(16,351,402,838)	(2,132,608,696)
Weighted-average number of common shares outstanding (*1)		79,784,165	77,244,901	79,783,960	77,244,685

Basic and diluted earnings per share	￦	6,756	4,913	8,052	9,877

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
(share)	2014	2013	2014	2013
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,402,670)	(9,941,934)	(7,402,875)	(9,942,150)

Weighted-average number of common shares outstanding	79,784,165	77,244,901	79,783,960	77,244,685

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2014 and 2013 were as follows:

1)	For the six-month period ended June 30, 2014

	Sales and others (*1)				Purchase and others (*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	￦	6,631	16,674	23,305	—	590,485	3,260	12,519	606,264
POSCO Processing & Service Co., Ltd.		518,057	8,578	526,635	473,808	—	—	261	474,069
POSCO Coated & Color Steel Co., Ltd.		228,638	1	228,639	—	—	5,270	66	5,336
POSCO ICT Co., Ltd.		607	2,490	3,097	—	98,062	12,685	79,974	190,721
POSMATE Co., Ltd.		258	2,018	2,276	210	—	7,256	16,491	23,957
eNtoB Co., Ltd.		—	—	—	122,887	1,679	35	9,064	133,665
POSCO Chemtech Company Ltd.		267,799	15,434	283,233	252,731	2,748	152,698	557	408,734
POSCO M-TECH Co., Ltd.		95	16	111	63,612	890	101,477	4,511	170,490
POSCO Energy Corp.		84,605	598	85,203	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		115,404	—	115,404	—	—	528	764	1,292
POSCO AST Co., Ltd.		266,677	—	266,677	4,836	—	32,579	851	38,266
POS-Himetal Co., Ltd.		5,267	2,313	7,580	80,988	—	—	—	80,988
Daewoo International Corp.		1,707,132	20,605	1,727,737	70,065	—	—	1,656	71,721
POSCO America Corporation		362,592	2	362,594	—	—	—	179	179
POSCO Canada Ltd.		—	—	—	82,489	—	—	—	82,489
POSCO Asia Co., Ltd.		1,010,153	53	1,010,206	96,937	—	8,881	668	106,486
POSCO (Thailand) Company Ltd.		24,771	12	24,783	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		34,895	2	34,897	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		59,460	—	59,460	—	—	—	—	—
POSCO-Japan Co., Ltd.		719,380	—	719,380	6,362	459	3	447	7,271
POSCO-India Pune Processing Center. Pvt. Ltd.		60,180	62	60,242	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		136,055	775	136,830	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		111,783	581	112,364	—	—	—	—	—
Daewoo International Singapore Pte. Ltd.		—	—	—	45,492	—	—	11,513	57,005
Others		318,813	6,526	325,339	64,950	25,678	9,715	30,280	130,623

		6,039,252	76,740	6,115,992	1,365,367	722,264	334,387	169,829	2,591,847

Associates and joint ventures (*3)
SNNC Co., Ltd.		2,043	5,273	7,316	163,758	—	—	5	163,763
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*4)		8,400	24	8,424	1,500	37,355	6,347	2,658	47,860
POSCHROME (PROPRIETARY) LIMITED		—	—	—	30,496	—	—	—	30,496
PT. POSMI Steel Indonesia		1,840	—	1,840	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		1,379	—	1,379	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		9,519	—	9,519	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,396	—	1,396	—	—	—	—	—
Others		4	29,466	29,470	2,103	—	—	—	2,103

		24,581	34,763	59,344	197,857	37,355	6,347	2,663	244,222

	￦	6,063,833	111,503	6,175,336	1,563,224	759,619	340,734	172,492	2,836,069

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of June 30, 2014, the Company provided guarantees to related parties (note 20).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd..

39

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	For the six-month period ended June 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	￦	6,474	3,104	9,578	3,042	1,719,415	3,750	6,844	1,733,051
POSCO Processing & Service Co., Ltd.		456,189	—	456,189	651,669	—	—	365	652,034
POSCO Coated & Color Steel Co., Ltd.		234,620	—	234,620	—	—	4,694	82	4,776
POSCO Plant Engineering Co., Ltd.		2,373	19	2,392	1,499	61,936	13,733	2,492	79,660
POSCO ICT Co., Ltd.		609	61	670	45	126,273	13,611	71,192	211,121
eNtoB Co., Ltd.		—	—	—	106,403	3,147	76	9,664	119,290
POSCO Chemtech Company Ltd.		246,231	8,454	254,685	234,608	13,862	134,068	800	383,338
POSCO M-TECH Co., Ltd.		8,785	25	8,810	71,855	544	104,057	244	176,700
POSCO Energy Corp.		41,878	298	42,176	—	—	—	5	5
POSCO TMC Co., Ltd.		94,820	—	94,820	—	—	418	559	977
POSCO AST Co., Ltd.		245,570	—	245,570	3,651	—	29,542	449	33,642
POS-Himetal Co., Ltd.		9,773	62	9,835	75,941	—	—	—	75,941
Daewoo International Corp.		1,726,238	—	1,726,238	3,337	—	—	2,364	5,701
POSCO America Corporation		289,413	1	289,414	—	—	—	260	260
POSCO Canada Ltd.		—	—	—	63,226	—	—	—	63,226
POSCO Asia Co., Ltd.		1,015,630	108	1,015,738	30,105	166	—	969	31,240
POSCO (Thailand) Company Ltd.		23,045	5,750	28,795	—	—	—	35	35
Qingdao Pohang Stainless Steel Co., Ltd.		33,047	—	33,047	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		70,832	2	70,834	—	—	—	—	—
POSCO-Japan Co., Ltd.		574,209	—	574,209	5,639	—	—	880	6,519
POSCO-India Pune Processing Center. Pvt. Ltd.		69,071	6	69,077	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		147,446	956	148,402	—	—	—	460	460
POSCO Maharashtra Steel Pvt. Ltd.		89,596	621	90,217	—	—	—	157	157
Daewoo International Singapore Pte. Ltd.		—	—	—	38,339	—	—	—	38,339
Others		259,982	7,793	267,775	45,895	16,087	16,102	48,648	126,732

		5,645,831	27,260	5,673,091	1,335,254	1,941,430	320,051	146,483	3,743,218

Associates and joint ventures
SNNC Co., Ltd.		738	284	1,022	213,740	—	—	—	213,740
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		5,993	—	5,993	—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	—	32,603	—	—	—	32,603
PT. POSMI Steel Indonesia		4,606	56	4,662	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		2,065	—	2,065	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		8,419	—	8,419	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		4,101	—	4,101	—	—	—	—	—
Others		541	26,305	26,846	1,668	—	—	174	1,842

		26,463	26,645	53,108	248,011	—	—	174	248,185

	￦	5,672,294	53,905	5,726,199	1,583,265	1,941,430	320,051	146,657	3,991,403

40

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2014 and 2013 were as follows:

1)	For the three-month period ended June 30, 2014

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	￦	5,126	91	5,217	—	162,999	1,170	1,547	165,716
POSCO Processing & Service Co., Ltd.		262,753	—	262,753	213,359	—	—	155	213,514
POSCO Coated & Color Steel Co., Ltd.		105,886	1	105,887	—	—	2,841	36	2,877
POSCO ICT Co., Ltd.		380	2,486	2,866	—	22,978	6,420	42,509	71,907
POSMATE Co., Ltd.		129	2,017	2,146	78	—	3,970	8,221	12,269
eNtoB Co., Ltd.		—	—	—	64,674	1,019	22	3,814	69,529
POSCO Chemtech Company Ltd.		138,227	10,493	148,720	120,529	1,298	76,782	171	198,780
POSCO M-TECH Co., Ltd.		75	16	91	26,642	397	51,051	4,455	82,545
POSCO Energy Corp.		48,472	299	48,771	—	671	—	—	671
POSCO TMC Co., Ltd.		65,517	—	65,517	—	—	251	343	594
POSCO AST Co., Ltd.		134,277	—	134,277	3,114	—	17,681	601	21,396
POS-Himetal Co., Ltd.		2,258	1,128	3,386	40,541	—	—	—	40,541
Daewoo International Corp.		816,532	1	816,533	22,988	—	—	104	23,092
POSCO America Corporation		192,983	—	192,983	—	—	—	174	174
POSCO Canada Ltd.		—	—	—	35,119	—	—	—	35,119
POSCO Asia Co., Ltd.		495,611	30	495,641	56,743	—	7,502	589	64,834
POSCO (Thailand) Company Ltd.		12,017	8	12,025	—	—	—	1	1
Qingdao Pohang Stainless Steel Co., Ltd.		20,811	2	20,813	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		27,068	—	27,068	—	—	—	—	—
POSCO-Japan Co., Ltd.		358,272	—	358,272	4,087	459	3	250	4,799
POSCO-India Pune Processing Center. Pvt. Ltd.		31,904	4	31,908	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		74,931	—	74,931	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		47,316	367	47,683	—	—	—	—	—
Daewoo International Singapore Pte. Ltd.		—	—	—	16,914	—	—	11,513	28,427
Others		153,692	6,392	160,084	39,725	21,109	3,763	15,416	80,013

		2,994,237	23,335	3,017,572	644,513	210,930	171,456	89,899	1,116,798

Associates and joint ventures
SNNC Co., Ltd.		1,480	5,210	6,690	75,512	—	—	—	75,512
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		5,580	6	5,586	928	23,972	3,387	1,944	30,231
POSCHROME (PROPRIETARY) LIMITED		—	—	—	14,916	—	—	—	14,916
PT. POSMI Steel Indonesia		881	—	881	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		605	—	605	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,076	—	5,076	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,396	—	1,396	—	—	—	—	—
Others		1	29,465	29,466	1,070	—	—	—	1,070

		15,019	34,681	49,700	92,426	23,972	3,387	1,944	121,729

	￦	3,009,256	58,016	3,067,272	736,939	234,902	174,843	91,843	1,238,527

41

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	For the three-month period ended June 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., Ltd.	￦	3,248	2,964	6,212	2,890	869,888	1,178	—	873,956
POSCO Processing & Service Co., Ltd.		246,811	—	246,811	286,850	—	—	218	287,068
POSCO Coated & Color Steel Co., Ltd.		122,541	—	122,541	—	—	2,447	55	2,502
POSCO Plant Engineering Co., Ltd.		2,367	4	2,371	787	27,332	6,648	966	35,733
POSCO ICT Co., Ltd.		289	57	346	—	81,168	6,689	34,624	122,481
eNtoB Co., Ltd.		—	—	—	54,705	992	38	5,377	61,112
POSCO Chemtech Company Ltd.		120,806	3,999	124,805	114,328	6,795	65,287	516	186,926
POSCO M-TECH Co., Ltd.		4,428	2	4,430	43,757	544	52,783	—	97,084
POSCO Energy Corp.		22,765	165	22,930	—	—	—	—	—
POSCO TMC Co., Ltd.		48,067	—	48,067	—	—	222	351	573
POSCO AST Co., Ltd.		126,474	—	126,474	1,935	—	15,455	363	17,753
POS-Himetal Co., Ltd.		4,261	36	4,297	43,101	—	—	—	43,101
Daewoo International Corp.		821,038	—	821,038	1,900	—	—	817	2,717
POSCO America Corporation		175,695	—	175,695	—	—	—	201	201
POSCO Canada Ltd.		—	—	—	46,342	—	—	—	46,342
POSCO Asia Co., Ltd.		490,966	45	491,011	17,576	130	—	685	18,391
POSCO (Thailand) Company Ltd.		4,699	—	4,699	—	—	—	2	2
Qingdao Pohang Stainless Steel Co., Ltd.		21,108	—	21,108	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		32,665	2	32,667	—	—	—	—	—
POSCO-Japan Co., Ltd.		293,836	—	293,836	3,916	—	—	335	4,251
POSCO-India Pune Processing Center. Pvt. Ltd.		36,700	1	36,701	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		74,441	—	74,441	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		54,457	621	55,078	—	—	—	117	117
Daewoo International Singapore Pte. Ltd.		—	—	—	19,523	—	—	—	19,523
Others		142,633	—	142,633	29,092	7,883	8,224	24,990	70,189

		2,850,295	7,896	2,858,191	666,702	994,732	158,971	69,631	1,890,036

Associates and jointventures
SNNC Co., Ltd.		354	222	576	108,285	—	—	—	108,285
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		3,686	—	3,686	—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	—	17,051	—	—	—	17,051
PT. POSMI Steel Indonesia		2,631	56	2,687	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		867	—	867	—	—	—	—	—
POSCO-SAMSUNG-Slovakia
Processing Center Co., Ltd.		5,691	—	5,691	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,532	—	1,532	—	—	—	—	—
Others		3	26,247	26,250	697	—	—	—	697

		14,764	26,525	41,289	126,033	—	—	—	126,033

	￦	2,865,059	34,421	2,899,480	792,735	994,732	158,971	69,631	2,016,069

42

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2014 and December 31, 2013 are as follows:

1)	June 30, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING &CONSTRUCTION Co., Ltd.	￦	1,817	72,803	74,620	—	50,830	41	50,871
POSCO Processing & Service Co., Ltd.		91,029	45	91,074	9,111	738	—	9,849
POSCO Coated & Color Steel Co., Ltd.		63,859	101	63,960	—	5	1,693	1,698
POSCO ICT Co., Ltd.		—	49	49	408	35,401	7,137	42,946
POSMATE Co., Ltd.		—	1,631	1,631	319	1,227	4,272	5,818
eNtoB Corp.		—	—	—	8,933	11,208	13	20,154
POSCO Chemtech Company Ltd.		46,036	3,714	49,750	51,334	15,362	17,022	83,718
POSCO M-TECH Co.,Ltd.		—	19	19	7,609	7,641	27,455	42,705
POSCO Energy Corp.		17,142	1,450	18,592	—	—	1,336	1,336
POSCO TMC Co., Ltd.		28,592	15	28,607	—	10	116	126
POSCO AST Co., Ltd.		52,451	26	52,477	—	5,669	6,006	11,675
POS-Himetal Co., Ltd.		—	1,215	1,215	—	11,528	7	11,535
Daewoo International Corp.		104,753	1,253	106,006	14	—	—	14
POSCO America Corporation		54,288	—	54,288	—	—	—	—
POSCO Asia Co., Ltd.		153,223	2,059	155,282	13,487	—	—	13,487
POSCO (Thailand) Company Ltd.		2,605	—	2,605	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		12,117	—	12,117	—	—	—	—
POSCO-Japan Co., Ltd.		36,156	89	36,245	977	459	—	1,436
POSCO-India Pune Processing Center. Pvt. Ltd.		14,944	—	14,944	—	—	—	—
POSCO MEXICO S.A. DE C.V.		97,526	406	97,932	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		147,437	6,415	153,852	—	—	—	—
Others		66,072	9,023	75,095	13,509	10,800	3,857	28,166

		990,047	100,313	1,090,360	105,701	150,878	68,955	325,534

Associates and jointventures
SNNC Co., Ltd.		168	26	194	22,972	—	—	22,972
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		1,790	20	1,810	2,062	1,393	10	3,465
LLP POSUK Titanium		—	3,908	3,908	—	—	—	—
Others		—	9,228	9,228	386	—	1	387

		1,958	13,182	15,140	25,420	1,393	11	26,824

	￦	992,005	113,495	1,105,500	131,121	152,271	68,966	352,358

43

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING &CONSTRUCTION Co., Ltd.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service Co., Ltd.		103,400	73	103,473	17,914	683	—	18,597
POSCO Coated & Color Steel Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT Co., Ltd.		75	123	198	—	51,247	—	51,247
POSMATE Co., Ltd.		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corp.		—	—	—	8,057	10,311	—	18,368
POSCO Chemtech Company Ltd.		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH Co.,Ltd.		18	28	46	12,020	21,326	10,799	44,145
POSCO Energy Corp.		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST Co., Ltd.		85,501	53	85,554	—	3,004	5,238	8,242
POS-Himetal Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corp.		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Ltd.		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO-Japan Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and jointventures
SNNC Co., Ltd.		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

(d)	For the six-month periods ended June 30, 2014 and 2013 details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2014		June 30, 2013
Short-term benefits	￦	15,982	15,301
Long-term benefits		6,137	4,161
Retirement benefits		4,419	4,182

	￦	26,538	23,644

44

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2014, 165 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2014, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of June 30, 2014, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(b)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦986 billion. Through trials to June 30, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of June 30, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	Other lawsuits and claims

The Company is involved in 36 other lawsuits and claims for alleged damages aggregating to ￦68.6 billion as of June 30, 2014 which arose in the ordinary course of business. The Company has recognized provisions amounting to ￦7.3 billion for 8 lawsuits and claims based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 28 lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2014.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month period ended June 30, 2014 and 2013 were as follows:

(in millions of Won)	June 30, 2014		June 30, 2013
Trade accounts and notes receivable, net	￦	331,687	297,810
Other accounts receivable		(17,661)	65,704
Advance payments		(14)	(4,093)
Prepaid expenses		(9,271)	15,480
Inventories		(504,422)	419,586
Long-term guarantee deposits		(173)	(569)
Other long-term assets		—	(89)
Trade accounts and notes payable		269,796	(7,657)
Other accounts payable		(113,353)	(61,246)
Accrued expenses		105,486	(62,083)
Advances received		(11,691)	(1,155)
Withholdings		2,318	(1,160)
Unearned revenue		(125)	(3,505)
Other short-term liabilities		(1,306)	1,307
Derivatives liabilities		(6,611)	—
Payment of severance benefits		(49,719)	(41,520)
Plan assets		(49,014)	(29,930)
Other long-term liabilities		(3,000)	—

	￦	(57,073)	586,880

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2014, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2014 and 2013, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013 and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

August 12, 2014

This report is effective as of August 12, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	June 30, 2014		December 31, 2013
Assets
Cash and cash equivalents	21	￦	3,756,871	4,208,562
Trade accounts and notes receivable, net	4,21,33		12,275,617	11,492,601
Other receivables, net	5,21,33		1,826,738	1,890,423
Other short-term financial assets	6,21		1,699,047	2,970,665
Inventories	7		10,876,472	9,798,381
Current income tax assets			28,555	32,417
Assets held for sale	8		1,190	2,494
Other current assets	14		1,409,349	1,270,668

Total current assets			31,873,839	31,666,211

Long-term trade accounts and notes receivable, net	4,21		79,261	97,000
Other receivables, net	5,21		879,920	797,455
Other long-term financial assets	6,21		3,775,179	4,465,730
Investments in associates and joint ventures	9		4,295,521	3,808,693
Investment property, net	11		710,130	425,229
Property, plant and equipment, net	12		35,499,654	35,760,119
Intangible assets, net	13		5,893,675	5,929,840
Deferred tax assets			1,170,587	1,139,932
Other long-term assets	14		389,209	365,198

Total non-current assets			52,693,136	52,789,196

Total assets		￦	84,566,975	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	June 30, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	21,33	￦	4,072,236	4,231,322
Short-term borrowings and current portion of long-term borrowings	4,15,21		11,463,567	10,713,646
Other payables	16,21,33		2,453,210	2,128,854
Other short-term financial liabilities	17,21		133,523	135,904
Current income tax liabilities			345,981	358,930
Provisions	18		96,337	107,329
Other current liabilities	20		2,509,743	2,565,174

Total current liabilities			21,074,597	20,241,159

Long-term trade accounts and notes payable	21		1,134	559
Long-term borrowings, excluding current portion	15,21		15,510,561	15,532,959
Other payables	16,21		163,755	206,634
Other long-term financial liabilities	17,21		162,027	260,021
Net defined benefit liabilities	19		316,054	273,160
Deferred tax liabilities			1,656,832	1,711,762
Long-term provisions	18,34		195,720	146,272
Other long-term liabilities	20		215,595	260,851

Total non-current liabilities			18,221,678	18,392,218

Total liabilities			39,296,275	38,633,377

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,075,549	1,078,266
Hybrid bonds	23		996,919	996,919
Reserves	24		(520,454)	(23,076)
Treasury shares	25		(1,578,993)	(1,579,124)
Retained earnings			41,129,919	41,090,649

Equity attributable to owners of the controlling company			41,585,343	42,046,037
Non-controlling interests	23		3,685,357	3,775,993

Total equity			45,270,700	45,822,030

Total liabilities and equity		￦	84,566,975	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2014 and 2013

(Unaudited)

		For the three-month periods			For the six-month periods
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2014		2013	2014	2013
Revenue	33,36	￦	16,703,572	15,603,109	32,143,700	30,184,992
Cost of sales	7,30,33		(14,890,994)	(13,745,519)	(28,643,151)	(26,653,690)

Gross profit			1,812,578	1,857,590	3,500,549	3,531,302
Selling and administrative expenses	26,30
Administrative expenses			(540,675)	(556,946)	(1,087,607)	(1,108,765)
Selling expenses			(432,792)	(398,052)	(842,568)	(803,025)

Operating profit	27		839,111	902,592	1,570,374	1,619,512
Share of loss of equity-accounted investees	9		(36,872)	(24,256)	(123,971)	(22,991)
Finance income and costs	21,28
Finance income			868,199	674,673	1,386,305	1,366,266
Finance costs			(708,260)	(1,108,946)	(1,361,889)	(2,112,130)
Other non-operating income and expenses	27,29
Other non-operating income			37,085	34,476	94,542	72,897
Other non-operating expenses	30		(278,929)	(139,594)	(576,953)	(217,167)

Profit before income tax	36		720,334	338,945	988,408	706,387
Income tax expense	31,36		(233,176)	(98,444)	(445,604)	(173,625)

Profit for the period			487,158	240,501	542,804	532,762
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	19		(25,610)	44,733	(41,096)	(35,022)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(119,209)	(26,563)	(54,921)	59,157
Net changes in the unrealized fair value of available-for-sale investments	21		(89,932)	55,884	(294,389)	157,913
Foreign currency translation differences			(265,158)	17,172	(189,578)	251,865

Other comprehensive income (loss), net of tax			(499,909)	91,226	(579,984)	433,913

Total comprehensive income for the period		￦	(12,751)	331,727	(37,180)	966,675

Profit (loss) attributable to:
Owners of the controlling company		￦	511,170	250,565	581,011	528,573
Non-controlling interests			(24,012)	(10,064)	(38,207)	4,189

Profit for the period		￦	487,158	240,501	542,804	532,762

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	66,220	319,167	41,240	900,274
Non-controlling interests			(78,971)	12,560	(78,420)	66,401

Total comprehensive income (loss) for the period		￦	(12,751)	331,727	(37,180)	966,675

Basic and diluted earnings per share	32	￦	6,304	3,216	7,077	6,815

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	528,573	528,573	4,189	532,762
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	43,713	—	—	43,713	15,444	59,157
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	157,465	—	—	157,465	448	157,913
Foreign currency translation differences, net of tax		—	—	—	207,551	—	—	207,551	44,314	251,865
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(37,028)	(37,028)	2,006	(35,022)

Total comprehensive income		—	—	—	408,729	—	491,545	900,274	66,401	966,675

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Changes in subsidiaries		—	—	—	—	—	—	—	36,393	36,393
Changes in ownership interests in subsidiaries		—	(1,902)	—	—	—	—	(1,902)	24,060	22,158
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(2,132)	(2,132)	—	(2,132)
Disposal of treasury shares		—	39	—	—	98	—	137	—	137
Others		—	568	—	(2,822)	—	2,044	(210)	(3,998)	(4,208)

Total transactions with owners of the controlling company		—	(1,295)	996,919	(2,822)	98	(463,555)	529,345	25,911	555,256

Balance as of June 30, 2013	￦	482,403	1,103,519	996,919	317,757	(2,391,308)	40,374,471	40,883,761	3,067,588	43,951,349

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013, Continued

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit for the period		—	—	—	—	—	581,011	581,011	(38,207)	542,804
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(43,194)	—	—	(43,194)	(11,727)	(54,921)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(297,023)	—	—	(297,023)	2,634	(294,389)
Foreign currency translation differences, net of tax		—	—	—	(160,283)	—	—	(160,283)	(29,295)	(189,578)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(39,271)	(39,271)	(1,825)	(41,096)

Total comprehensive income		—	—	—	(500,500)	—	541,740	41,240	(78,420)	(37,180)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,886)	(509,588)
Changes in subsidiaries		—	—	—	—	—	—	—	5,249	5,249
Changes in ownership interests in subsidiaries		—	(3,843)	—	—	—	—	(3,843)	37,223	33,380
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)	(13,982)	(35,554)
Disposal of treasury shares		—	48	—	—	131	—	179	—	179
Others		—	1,078	—	3,122	—	(2,196)	2,004	(9,820)	(7,816)

Total transactions with owners of the controlling company		—	(2,717)	—	3,122	131	(502,470)	(501,934)	(12,216)	(514,150)

Balance as of June 30, 2014	￦	482,403	1,075,549	996,919	(520,454)	(1,578,993)	41,129,919	41,585,343	3,685,357	45,270,700

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

(in millions of Won)	Note	June 30, 2014		June 30, 2013
Cash flows from operating activities
Profit for the period		￦	542,804	532,762
Adjustments for:
Depreciation			1,388,151	1,232,714
Amortization			159,249	89,121
Finance income			(758,731)	(702,204)
Finance costs			776,888	1,406,874
Income tax expense			445,604	173,625
Gain on disposal of property, plant and equipment			(3,928)	(11,743)
Loss on disposal of property, plant and equipment			19,700	75,043
Share of loss of equity-accounted investees			123,971	22,991
Cost for defined benefit plans			117,821	123,798
Bad debt expenses			100,447	67,325
Loss on valuation of inventories			45,309	48,018
Warranty expense			152,238	58,452
Impairment loss of intangible assets			28,082	467
Others, net			15,280	(12,737)

			2,610,081	2,571,744

Changes in operating assets and liabilities	35		(2,415,801)	(448,704)
Interest received			107,228	126,782
Interest paid			(431,948)	(345,604)
Dividends received			83,298	157,991
Income taxes paid			(416,641)	(558,212)

Net cash provided by operating activities		￦	79,021	2,036,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013, Continued

(Unaudited)

(in millions of Won)	Note	June 30, 2014		June 30, 2013
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(1,490,372)	(2,191,585)
Proceeds from disposal of short-term financial instruments			2,838,283	2,599,893
Increase in loans			(90,478)	(341,766)
Collection of loans			9,790	277,797
Acquisitions of available-for-sale investments			(39,019)	(122,758)
Proceeds from disposal of available-for-sale investments			6,599	70,627
Acquisitions of investments of equity-accounted investees			(672,064)	(571,318)
Proceeds from disposal of investments of equity-accounted investees			134	6,099
Acquisitions of property, plant and equipment			(1,604,740)	(3,535,771)
Proceeds from disposal of property, plant and equipment			40,604	26,513
Acquisitions of intangible assets			(146,576)	(302,431)
Proceeds from disposal of intangible assets			6,573	2,513
Acquistions of other investment assets			(11,077)	(55)
Proceeds from disposal of other investment assets			280	30,230
Proceeds from disposal of assets held for sale			1,291	—
Cash received from (paid in) acquistion of business, net of cash acquired			(84)	5,399
Cash received from disposal of business			—	7,358
Other, net			4,641	806

Net cash used in investing activities			(1,146,215)	(4,038,449)

Cash flows from financing activities
Proceeds from borrowings			1,352,317	4,085,688
Repayment of borrowings			(3,190,831)	(2,158,087)
Proceeds from (repayment of) short-term borrowings, net			3,044,375	(232,643)
Payment of cash dividends			(509,682)	(495,186)
Proceeds from issuance of hybrid bonds			—	996,919
Payment of interest of hybrid bonds			(33,788)	—
Other, net			15,205	9,701

Net cash provided by financing activities			677,596	2,206,392

Effect of exchange rate fluctuation on cash held			(62,093)	86,016
Net increase (decrease) in cash and cash equivalents			(451,691)	290,718
Cash and cash equivalents at beginning of the period			4,208,562	4,680,526

Cash and cash equivalents at end of the period		￦	3,756,871	4,971,244

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014

(Unaudited)

1. General Information

General information about POSCO, its 41 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. 178 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 99 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of June 30, 2014, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the six-month period ended June 30, 2014

1)	Consolidated subsidiaries acquired or reclassified during the six-month period ended June 30, 2014 are as follows:

Company	Date of acquisition	Ownership(%)	Reason
Hanjung Power Pty., Ltd	January 2014	100.00	Reclassification from associates
Daewoo Amara Company Limited	January 2014	85.00	New establishment
POSMATE-CHINA CO., LTD	January 2014	100.00	New establishment
Daewoo Precious Resources Co., Ltd.	March 2014	60.00	New establishment
POSCO-Mexico Silao Wire-rod Processing Center	March 2014	66.75	New establishment
POSCO Greengas Tec Co., Ltd.	April 2014	100.00	New establishment
Constructora SCP S.A.	April 2014	100.00	New acquisitions
Santos CMI Construction Inc S.A	April 2014	100.00	New acquisitions
POSCO-China Dalian Steel Fabricating Center	May 2014	51.00	New establishment
Keystone 1st Private Equity Fund	June 2014	55.12	Reclassification from associates

2)	Cash outflows (inflows) from business acquisition

(in millions of Won)	Amounts
Consideration transferred	￦	6,319
Less: Cash and cash equivalent acquired		(6,235)

Total	￦	84

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the six-month period ended June 30, 2014 are as follows:

Company	Date of disposal	Reason
POSCO-JOPC Co., Ltd.	January 2014	Statutory merger by POSCO-JWPC CO., Ltd. (formerly, POSCO-JKPC Co., Ltd.)
S&K -SANTOSCMI S.A. DE C.V.	March 2014	Liquidation

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgements, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainties were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

(b)	Measurement of fair value

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuation techniques should be classified.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1—unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3—inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2014.

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1) K-IFRS No. 1032, “Financial Instruments: Presentation”

2) K-IFRS No. 1036, “Impairment of Assets”

3) K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1) Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2) Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or cash-generating unit.

3) Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s consolidated financial statements. Upon adoption of K-IFRS No. 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	11,204,130	10,299,826
Finance lease receivables		28,792	36,029
Unbilled due from customers for contract work		1,466,214	1,574,929
Less: Allowance for doubtful accounts		(423,519)	(418,183)

	￦	12,275,617	11,492,601

Non-current
Trade accounts and notes receivable	￦	44,725	50,639
Finance lease receivables		55,090	67,251
Less: Allowance for doubtful accounts		(20,554)	(20,890)

	￦	79,261	97,000

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦82,972 million and ￦73,956 million as of June 30, 2014 and December 31, 2013, respectively, and are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Short-term loans	￦	312,009	298,289
Other accounts receivable		1,272,700	1,322,352
Accrued income		73,410	74,968
Deposits		56,897	69,502
Other checking accounts		288,169	275,892
Less : Allowance for bad debt accounts		(176,447)	(150,580)

	￦	1,826,738	1,890,423

Non-current
Long-term loans	￦	755,446	604,478
Long-term other accounts receivable		149,190	152,383
Accrued income		1,010	1,110
Deposits		129,656	111,482
Less : Allowance for bad debt accounts		(155,382)	(71,998)

	￦	879,920	797,455

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Derivatives assets held for trading	￦	91,915	44,082
Short-term available-for-sale securities		10,184	10,772
Current portion of held-to-maturity securities (bonds)		13,207	2,232
Short-term financial instruments (*1,2)		1,583,741	2,913,579

	￦	1,699,047	2,970,665

Non-current
Derivatives assets held for trading	￦	38,768	34,140
Long-term available-for-sale securities (equity instruments) (*3,4,5)		3,401,440	4,068,766
Long-term available-for-sale securities (bonds)		30,710	32,456
Long-term available-for-sale securities (others)		58,119	54,390
Held-to-maturity securities (bonds)		1,458	1,602
Long-term financial instruments (*2)		244,684	274,376

	￦	3,775,179	4,465,730

(*1)	As of June 30, 2014 and December 31, 2013, ￦2,855 million and ￦949 million, respectively, are restricted for the use in a government project.
(*2)	As of June 30, 2014 and December 31, 2013, financial instruments amounting to ￦267,261 million and ￦261,034 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	As of June 30, 2014, 603,257 shares equivalent to 5,429,314 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*4)	During the six-month period ended June 30, 2014, there was a significant decline in the fair value of shares of Steelflower Co., Ltd. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, impairment losses of ￦13,884 million was recognized in profit or loss during the six-month period ended June 30, 2014.
(*5)	As of June 30, 2014 and December 31, 2013, ￦305,409 million and ￦691,801 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

7. Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Finished goods	￦	1,631,588	1,406,297
Merchandise		876,860	711,802
Semi-finished goods		1,899,530	1,711,294
Raw materials		2,554,537	2,228,110
Fuel and materials		815,634	801,992
Construction inventories		1,201,778	1,183,390
Materials-in-transit		1,971,545	1,848,389
Others		87,674	96,389

		11,039,146	9,987,663

Less: Allowance for inventories valuation		(162,674)	(189,282)

	￦	10,876,472	9,798,381

The amounts of valuation losses of inventories recognized within cost of sales during the six-month period ended June 31, 2014 and the year ended December 31, 2013 were ￦45,309 million and ￦49,172 million, respectively.

8. Non-Current Assets Held for Sale

Details of non-current assets held for sale as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014				December 31, 2013
	The controlling				The controlling
(in millions of Won)	company		Subsidiaries	Total	company	Subsidiaries	Total
Property, plant and equipment (*1)	￦	—	1,190	1,190	—	1,190	1,190
Investment in associates (*2)		—	—	—	1,304	—	1,304

	￦	—	1,190	1,190	1,304	1,190	2,494

(*1)	POSCO AST determined to dispose of its land and building for employee welfare and classified the amounts as assets held for sale since December 31, 2012.
(*2)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the six-month period ended June 30, 2014 and recognized a loss on disposal of asset held for sale of ￦14 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	27.85	178,566	￦	177,123	177,563
POSCO PLANTEC Co., Ltd.	34,055,530	41.95	366,443		144,142	234,203
SNNC Co., Ltd.	18,130,000	49.00	90,650		121,096	123,969
BLUE OCEAN private Equity Fund	333	27.52	33,300		30,831	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*1)	2,008,000	25.10	10,040		21,655	23,733
Incheon-Gimpo Highway Co., Ltd	9,641,419	29.94	48,207		45,896	37,759
UITrans LRT Co., Ltd. (*1)	3,929,751	38.19	19,649		27,986	19,185
Garolim Tidal Power Plant Co., Ltd.	3,020,220	32.13	15,101		12,648	12,941
Gyunggi Green Energy (*1)	2,880,000	19.00	14,400		3,705	4,996
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund	11,862,500	12.50	11,863		11,476	6,685
KONES, Corp.	3,250,000	41.67	6,893		5,536	5,784
QSONE Co., Ltd.	200,000	50.00	84,395		84,048	84,096
Others (31 companies) (*1)					51,484	39,820

					737,626	800,125

[Foreign]
Eureka Moly LLC	—	20.00	240,123		209,229	217,513
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		141,940	140,202
Nickel Mining Company SAS	3,234,698	49.00	157,585		112,357	135,178
7623704 Canada Inc.	114,452,000	10.40	124,341		111,351	119,516
AMCI (WA) Pty Ltd.	49	49.00	209,664		109,836	98,467
KOREA LNG LTD.	2,400	20.00	135,205		56,699	64,453
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		90,039	81,436
CAML Resources Pty. LTD.	3,239	33.34	40,388		48,716	43,820
NCR LLC	—	29.41	32,348		29,686	30,496
POSCHROME (PROPRIETARY) LIMITED	43,350	50.00	19,892		6,190	7,911
Others (28 companies) (*1)					87,411	90,930

					1,003,454	1,029,922

				￦	1,741,080	1,830,047

(*1)	As of June 30, 2014, investments in associates amounting to ￦67,615 million are provided as collateral for the associates’ borrowings.

(b)	Details of investments in joint ventures as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBOND TECHNOLOGY	11,568,000	60.00	115,680	￦	114,355	115,708
POSCO ES MATERIALS	1,000,000	50.00	43,000		39,330	40,386

					153,685	156,094

[Foreign]
Roy Hill Holdings Pty Ltd.	12,723,959	12.50	1,528,672		1,361,287	825,901
CSP-Compania Siderurgica do Pecem	827,771,230	20.00	469,891		324,194	263,419
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		329,806	343,590
DMSA, AMSA	—	4.00	193,182		164,029	180,355
KOBRASCO	2,010,719,185	50.00	32,950		96,899	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00	61,961		91,218	96,309
Others (10 companies)					33,323	17,745

					2,400,756	1,822,552

				￦	2,554,441	1,978,646

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(c)	The movements of investments and joint ventures in associates for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1)	For the six-month period ended June 30, 2014

(in millions of Won)	December 31, 2013				Share of	Other increase	June 30, 2014
Company	Book value		Acquisition	Dividend	profits (losses)	(decrease) (*1)	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	177,563	—	—	(440)	—	177,123
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(126,771)	11,354	144,142
SNNC Co., Ltd.		123,969	—	(5,149)	2,385	(109)	121,096
POSCO MITSUBISHI CARBOND TECHNOLOGY		115,708	—	—	(1,353)	—	114,355
POSCO ES MATERIALS		40,386	—	—	(1,003)	(53)	39,330
BLUE OCEAN private Equity Fund		29,391	—	—	1,926	(486)	30,831
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		23,733	—	—	(2,006)	(72)	21,655
Incheon-Gimpo Highway Co., Ltd		37,759	8,331	—	(192)	(2)	45,896
UITrans LRT Co., Ltd.		19,185	—	—	8,801	—	27,986
Garolim Tidal Power Plant Co., Ltd.		12,941	—	—	(293)	—	12,648
Gyunggi Green Energy		4,996	—	—	(1,291)	—	3,705
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		6,685	4,849	—	(58)	—	11,476
KONES, Corp.		5,784	—	—	(248)	—	5,536
QSONE Co.,Ltd.		84,096	—	—	(48)	—	84,048
Others (31 companies)		39,820	11,000	—	(928)	1,592	51,484

		956,219	49,536	(5,149)	(121,519)	12,224	891,311

[Foreign]
Roy Hill Holdings Pty Ltd.		825,901	530,492	—	(4,200)	9,094	1,361,287
POSCO-NPS Niobium LLC		343,590	—	(8,441)	7,743	(13,086)	329,806
CSP-Compania Siderurgica do Pecem		263,419	75,966	—	(25,439)	10,248	324,194
Eureka Moly LLC		217,513	—	—	—	(8,284)	209,229
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	7,418	(5,680)	141,940
Nickel Mining Company SAS		135,178	—	—	(16,744)	(6,077)	112,357
DMSA, AMSA		180,355	—	—	(9,666)	(6,660)	164,029
7623704 Canada Inc.		119,516	—	(2,035)	(1,672)	(4,458)	111,351
AMCI (WA) Pty Ltd.		98,467	—	—	(2,191)	13,560	109,836
KOREA LNG Ltd.		64,453	—	(10,066)	10,077	(7,765)	56,699
BX STEEL POSCO Cold RolledSheet Co., Ltd.		96,309	—	—	567	(5,658)	91,218
KOBRASCO		95,233	—	(18,429)	16,478	3,617	96,899
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(2,076)	10,679	90,039
CAML Resources Pty. Ltd.		43,820	—	—	3,599	1,297	48,716
NCR LLC		30,496	—	—	(199)	(611)	29,686
POSCHROME (PROPRIETARY) LIMITED		7,911	—	—	775	(2,496)	6,190
Others (38 companies)		108,675	20,382	(1,516)	13,078	(19,885)	120,734

		2,852,474	626,840	(40,487)	(2,452)	(32,165)	3,404,210

	￦	3,808,693	676,376	(45,636)	(123,971)	(19,941)	4,295,521

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	For the year ended December 31, 2013

(in millions of Won)	December 31, 2012				Share of	Other increase	December 31, 2013
Company	Book Value		Acquisition	Dividend	profits (losses)	(decrease) (*1)	Book Value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
POSCO PLANTEC Co., Ltd.		181,361	101,210	—	(49,065)	697	234,203
SNNC Co., Ltd.		147,539	—	(27,685)	2,183	1,932	123,969
POSCO MITSUBISHI CARBOND TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
BLUE OCEAN private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	—	—	(5,535)	(146)	23,733
Incheon-Gimpo Highway Co., Ltd		13,680	24,521	—	(441)	(1)	37,759
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
Garolim Tidal Power Plant Co., Ltd.		11,544	2,201	—	(804)	—	12,941
Gyunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	—	—	(7,601)	—	—
QSONE Co.,Ltd.		—	84,395	—	(299)	—	84,096
POSMATE Co., Ltd.		46,204	—	—	—	(46,204)	—
Others (31 companies)		39,096	9,124	—	1,820	(10,220)	39,820

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP-Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
DMSA, AMSA		124,326	58,374	—	31	(2,376)	180,355
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
AMCI (WA) Pty Ltd.		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG Ltd.		99,976	—	(21,999)	21,898	(35,422)	64,453
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
CAML Resources Pty. Ltd.		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
POSCHROME (PROPRIETARY) LIMITED		21,324	—	(7,196)	2,943	(9,160)	7,911
Others (38 companies)		107,515	7,439	(5,252)	(70,504)	69,477	108,675

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

(d)	The fair value of investments in associates and joint ventures for which there are published price quotations as of June 30, 2014 are as follows:

(in millions of Won)
Company	Fair value
POSCO PLANTEC Co., Ltd.	￦	121,238

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(e)	Summarized financial information of associates and joint ventures as of and for the six-month period June 30, 2014 and as of and for the year ended December 31, 2013 is as follows:

1)	June 30, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	636,800	1,023	635,777	—	(258)
POSCO PLANTEC Co., Ltd.		876,222	754,652	121,570	313,391	(83,714)
SNNC Co., Ltd.		677,601	408,503	269,098	164,660	11,304
POSCO MITSUBISHI CARBOND TECHNOLOGY		337,366	147,724	189,642	—	(2,256)
POSCO ES MATERIALS		64,634	17,531	47,103	6,135	(2,006)
BLUE OCEAN private Equity Fund		350,930	238,900	112,030	283,883	7,518
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		256,186	202,135	54,051	603	(7,994)
Incheon-Gimpo Highway Co., Ltd		221,259	69,798	151,461	—	(637)
UITrans LRT Co., Ltd.		132,045	86,059	45,986	—	(411)
Garolim Tidal Power Plant Co., Ltd.		39,468	140	39,328	—	(913)
Gyunggi Green Energy		323,917	262,721	61,196	60,088	(8,222)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		92,738	932	91,806	857	(477)
KONES, Corp.		2,554	1,700	854	3,252	(597)
QSONE Co.,Ltd.		244,205	76,108	168,097	6,827	(205)
[Foreign]
Roy Hill Holdings Pty Ltd.		4,252,472	444,998	3,807,474	—	99,850
POSCO-NPS Niobium LLC		659,408	—	659,408	—	15,486
CSP-Compania Siderurgica do Pecem		3,012,827	1,156,434	1,856,393	—	(17,766)
South-East Asia Gas Pipeline Company Ltd.		1,828,706	1,261,858	566,848	141,623	29,624
Nickel Mining Company SAS		392,626	108,804	283,822	49,152	(20,434)
DMSA, AMSA		8,332,286	5,253,670	3,078,616	307,707	(241,639)
7623704 Canada Inc.		1,082,853	16	1,082,837	—	(551)
KOREA LNG Ltd.		370,985	4,207	366,778	51,295	50,384
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		809,019	471,759	337,260	643,827	2,269
KOBRASCO		230,642	36,845	193,797	51,533	32,955
CAML Resources Pty. Ltd.		190,767	45,175	145,592	84,782	10,794
POSCHROME (PROPRIETARY) LIMITED		35,150	1,199	33,951	30,450	1,278

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
POSCO PLANTEC Co., Ltd.		900,409	765,481	134,928	597,561	(98,435)
SNNC Co., Ltd.		504,351	235,830	268,521	405,419	8,458
POSCO MITSUBISHI CARBOND TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
BLUE OCEAN private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	10,224	(15,924)
Incheon-Gimpo Highway Co., Ltd		157,082	32,691	124,391	—	(1,473)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
Garolim Tidal Power Plant Co., Ltd.		43,592	3,350	40,242	—	(2,502)
Gyunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Busan-Gimhae Light Rail Transit Co., Ltd.		752,011	793,042	(41,031)	34,670	(71,110)
QSONE Co., Ltd.		247,592	79,399	168,193	882	(597)
[Foreign]
Roy Hill Holdings Pty Ltd.		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP-Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
DMSA, AMSA		8,636,317	5,190,558	3,445,759	—	(473)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
KOREA LNG Ltd.		381,437	98	381,339	111,602	109,495
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359
KOBRASCO		203,467	13,001	190,466	70,428	42,852
CAML Resources Pty. Ltd.		185,465	52,782	132,683	238,296	53,950
POSCHROME (PROPRIETARY) LIMITED		38,440	3,779	34,661	72,243	6,765

10. Joint Operations

Details of significant joint operations of the Company as of June 30, 2014 and December 31, 2013 are as follows:

		Ownership (%)
Joint operations	Operation	June 30, 2014	December 31, 2013	Location
Myanmar A-1/A-3 mine	Mine development	51.00	51.00	Myanmar
Offshore midstream	Mine development	51.00	51.00	Myanmar
Gleenhills mine	Mine development	20.00	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	20.00	Australia
POSMAC J/V	Mine development	20.00	20.00	Australia
CD J/V	Mine development	5.00	5.00	Australia
Intergra Coal J/V	Mine development	2.35	5.95	Australia
RUM J/V	Mine development	10.00	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	8.39	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value of investment property for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	161,502	—	(7,757)	—	574	154,319
Buildings		239,193	—	(12,181)	(5,661)	1,499	222,850
Structures		3,599	—	—	(270)	(26)	3,303
Construction-in-progress		20,935	23	—	—	308,700	329,658

	￦	425,229	23	(19,938)	(5,931)	310,747	710,130

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Construction-in-progress		—	20,935	—	—	—	—	20,935

	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the six-month period ended June 30, 2014

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,708,010	3,830	—	(15)	—	69,746	2,781,571
Buildings		4,888,835	23,606	—	(8,743)	(168,157)	237,869	4,973,410
Structures		2,784,587	8,766	—	(607)	(104,447)	174,386	2,862,685
Machinery and equipment		19,442,836	112,292	711	(33,431)	(1,042,342)	1,927,441	20,407,507
Vehicles		51,033	4,626	254	(1,256)	(9,643)	7,749	52,763
Tools		62,853	6,825	—	(275)	(21,927)	3,537	51,013
Furniture and fixtures		173,152	22,470	70	(1,737)	(35,064)	3,904	162,795
Capital lease assets		100,524	11,335	—	(31)	(5,505)	(12,118)	94,205
Construction-in-progress		5,548,289	1,867,708	—	(10,283)	—	(3,292,009)	4,113,705

	￦	35,760,119	2,061,458	1,035	(56,378)	(1,387,085)	(879,495)	35,499,654

(*1)	Impairment losses of property, plant and equipment amounting to ￦4,865 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2013

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Capital lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounting to ￦9,742 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,615,938	—	2,185	—	—	(7,884)	(2,638)	1,607,601
Intellectual property rights		1,474,859	71,353	—	—	(61,174)	(16,409)	1,260,530	2,729,159
Premium in rental (*2)		131,267	12,942	—	(6,116)	(252)	(5)	(114)	137,722
Development expense		61,102	3,366	—	—	(26,949)	(3,784)	143,175	176,910
Port facilities usage rights		167,111	433	—	—	(6,594)	—	1,836	162,786
Exploratation and evaluation assets		359,748	4,641	—	—	—	—	(296,693)	67,696
Mining development assets		968,191	—	—	—	—	—	(968,191)	—
Customer relationships		692,880	—	—	—	(25,802)	—	(1,837)	665,241
Other intangible assets		458,744	72,578	—	(511)	(38,478)	—	(145,773)	346,560

	￦	5,929,840	165,313	2,185	(6,627)	(159,249)	(28,082)	(9,705)	5,893,675

(*1)	Acquisition amounts include goodwill amounting to ￦2,185 million related to the acquisition of Hanjung Power Pty., Ltd and Santos CMI Construction Inc S.A.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications. Reclassifications are primarily those exploration and evaluation assets reclassified to intellectual property rights amounting to ￦1,266,274 million due to commercial development of Myanmar A-1 mine and development expense amounting to ￦137,016 million due to completion of the new ERP system.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental (*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploratation and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Other current assets
Advance payment	￦	1,250,094	1,138,976
Prepaid expenses		157,730	130,272
Others		1,525	1,420

	￦	1,409,349	1,270,668

Other long-term assets
Long-term advance payment	￦	3,016	3,090
Long-term prepaid expenses		221,202	204,449
Others		164,991	157,659

	￦	389,209	365,198

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

		Interest
(in millions of Won)	Bank	rate(%)	June 30, 2014		December 31, 2013
Short-term borrowings
Bank overdrafts	Bank of America and others	0.1~3.0	￦	129,993	100,211
Short-term borrowings (*1)	HSBC Bank and others	0.4~13.0		9,139,909	7,256,486

				9,269,902	7,356,697

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Export-Import Bank of Korea and others	0.5~9.0		1,200,962	856,188
Less : Present value discount				(176)	(59)
Current portion of foreign loan	NATIXIS	2.0		657	927
Current portion of debentures (*1)	Korean Development Bank and others	1.5~6.0		992,912	2,502,246
Less : Current portion of discount on debentures issued				(690)	(2,353)

				2,193,665	3,356,949

			￦	11,463,567	10,713,646

(*1)	Property, plant and equipment, trade accounts and notes receivable, short-term financial assets, available-for-sale financial assets, long-term financial assets and inventories amounting to ￦5,169,874 million, ￦23,151 million (one hundred fifty six sheets of note receivable), ￦43,118 million, ￦285,309 million, ￦50 million and ￦308,857 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of June 30, 2014 and December 31, 2013 are as follows:

		Interest
(in millions of Won)	Bank	rate(%)	June 30, 2014		December 31, 2013
Long-term borrowings (*1)	Export-Import Bank of Korea and others	0.5~11.0	￦	6,743,925	7,017,532
Less : Present value discount				(116,833)	(43,897)
Foreign loan (*2)	NATIXIS	2.0		866	1,140
Bonds (*1,3)	Korean Development Bank and others	0.9~6.3		8,912,270	8,590,965
Less : Discount on debentures issued				(33,753)	(45,372)
Add : Premium on debentures redemption				4,086	12,591

			￦	15,510,561	15,532,959

(*1)	Property, plant and equipment, trade accounts and notes receivable, short-term financial assets, available-for-sale financial assets, long-term financial assets and inventories amounting to ￦5,169,874 million, ￦23,151 million (one hundred fifty six sheets of note receivable), ￦43,118 million, ￦285,309 million, ￦50 million and ￦308,857 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of June 30, 2014 and December 31, 2013, Korea Development Bank has provided guarantees related to the foreign loan.
(*3)	POSCO issued bonds exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a consolidated entity, in August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. The Company also provides guarantees for Zeus (Cayman) Ltd.

16. Other Payables

Other payables as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Accounts payable	￦	1,106,635	914,288
Accrued expenses		987,901	873,613
Dividend payable		11,443	11,709
Finance lease liabilities		18,605	14,218
Withholding		328,626	315,026

	￦	2,453,210	2,128,854

Non-current
Accounts payable	￦	86,676	116,160
Accrued expenses		18,763	25,358
Finance lease liabilities		27,337	39,257
Long-term withholding		30,979	25,859

	￦	163,755	206,634

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Current
Derivatives liabilities	￦	120,211	128,370
Financial guarantee liabilities		13,312	7,534

	￦	133,523	135,904

Non-current
Derivatives liabilities	￦	133,668	229,096
Financial guarantee liabilities		28,359	30,925

	￦	162,027	260,021

18. Provisions

(a)	Provisions as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014			December 31, 2013
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	41,937	—	52,377	—
Provision for construction warranties		15,316	50,494	35,027	20,669
Provision for legal contingencies and claims (*1)		—	49,113	—	30,330
Recovery provisions (*2)		23,349	43,157	—	4,385
Others (*3)		15,735	52,956	19,925	90,888

	￦	96,337	195,720	107,329	146,272

(*1)	The Company recognized probable outflow of resources amounting to ￦37,040 million and ￦17,549 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of June 30, 2014 and December 31, 2013, respectively.
(*2)	Due to contamination of the land near the Company’s magnesium plant located in Gangneung, the Company recognized a provision of ￦62,166 million related to restoration costs. When estimating related costs, the Company has assumed that it would use all of technologies and materials available to recover the land. In addition, the Company has applied a discount rate of 3.83% to assess the present value of these costs.
(*3)	As of June 30, 2014 and December 31, 2013, the amount includes a provision of ￦29,400 million and ￦74,888 million, respectively, for expected outflow of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

1)	For the six-month period ended June 30, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	52,377	14,486	(23,177)	(1,722)	(27)	41,937
Provision for construction warranties		55,696	23,656	(10,409)	(1,784)	(1,349)	65,810
Provision for legal contingencies and claims		30,330	19,776	—	—	(993)	49,113
Recovery provisions		4,385	62,232	—	—	(111)	66,506
Others		110,813	58,358	(87,996)	(10,000)	(2,484)	68,691

	￦	253,601	178,508	(121,582)	(13,506)	(4,964)	292,057

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Recovery provisions		4,371	130	—	—	(116)	4,385
Others		49,018	85,947	(23,576)	(1,597)	1,021	110,813

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Expense related to post-employment benefit plans under defined contribution plans	￦	5,812	6,594	11,553	11,994

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Present value of funded obligations	￦	1,616,318	1,515,426
Fair value of plan assets		(1,304,603)	(1,247,483)
Present value of non-funded obligations		4,339	5,217

Net defined benefit liabilities	￦	316,054	273,160

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	1,520,643	1,410,399
Current service costs		113,938	238,386
Interest costs		27,448	47,039
Remeasurements		47,596	(12,615)
Business combinations		—	11,379
Benefits paid		(91,000)	(129,038)
Others		2,032	(44,907)

Defined benefit obligation at the end of period	￦	1,620,657	1,520,643

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	1,247,483	1,064,711
Interest on plan assets		23,565	37,677
Remeasurement of plan assets		(5,263)	(1,482)
Contributions to plan assets		95,831	254,771
Business combinations		—	9,372
Benefits paid		(58,021)	(82,624)
Others		1,008	(34,942)

Fair value of plan assets at the end of period	￦	1,304,603	1,247,483

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month ended June 30			For the six-month ended June 30
(in millions of Won)	2014		2013	2014	2013
Current service costs	￦	56,720	58,412	113,938	119,680
Net interest costs		2,083	2,019	3,883	4,118

Total	￦	58,803	60,431	117,821	123,798

20. Other Liabilities

Other liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Other current liabilities
Due to customers for contract work	￦	863,978	898,605
Advances received		1,162,142	1,176,621
Unearned revenue		19,577	29,217
Withholdings		176,233	192,497
Deferred revenue		181	202
Others (*1)		287,632	268,032

	￦	2,509,743	2,565,174

Other long-term liabilities
Advances received	￦	153,018	201,432
Unearned revenue		1,207	1,465
Others (*1)		61,370	57,954

	￦	215,595	260,851

(*1)	Includes other current liabilities amounting to ￦274,639 million, ￦261,855 million and other long-term liabilities amounting to ￦8,897 million and ￦8,935 million as of June 30, 2014 and December, 31 2013, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	130,683	78,222
Available-for-sale financial assets		3,500,453	4,166,384
Held-to-maturity investments		14,665	3,834
Loans and receivables		20,081,626	21,206,326

	￦	23,727,427	25,454,766

2)	Financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	253,879	357,466

Financial liabilities measured at amortized cost
Trade accounts and notes payable		4,073,370	4,231,881
Borrowings		26,974,128	26,246,605
Financial guarantee liabilities		41,671	38,459
Others		2,350,035	2,253,989

		33,439,204	32,770,934

	￦	33,693,083	33,128,400

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	137,775	130,430	268,205	—
Available-for-sale financial assets	43	37,662	—	—	119,192	(13,884)	143,013	(294,389)
Held-to-maturity investments	21	—	—	—	—	37	58	—
Loans and receivables	114,174	—	(35,824)	(159,261)	(10,243)	(66)	(91,220)	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(131,756)	(109,754)	(241,510)	—
Financial liabilities at amortized cost	(406,139)	—	88,635	290,610	(17,631)	(9,605)	(54,130)	—

	￦ (291,901)	37,662	52,811	131,349	97,337	(2,842)	24,416	(294,389)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

‚	June 30, 2013

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ 353	—	—	—	140,655	152,467	293,475	—
Available-for-sale financial assets	847	48,734	—	—	40,105	(207,676)	(117,990)	157,913
Held-to-maturity investments	405	—	—	—	—	42	447	—
Loans and receivables	122,515	—	170,184	180,006	(9,575)	(59)	463,071	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(189,806)	(215,643)	(405,449)	—
Financial liabilities at amortized cost	(310,452)	—	(148,442)	(515,626)	—	(4,898)	(979,418)	—

	￦ (186,332)	48,734	21,742	(335,620)	(18,621)	(275,767)	(745,864)	157,913

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	92,873	107,611	200,484	—
Available-for-sale financial assets	(21)	8,215	—	—	110,487	(12,306)	106,375	(89,932)
Held-to-maturity investments	11	—	—	—	—	15	26	—
Loans and receivables	53,233	—	(147,336)	(181,720)	(5,140)	(29)	(280,992)	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(94,593)	(131,327)	(225,920)	—
Financial liabilities at amortized cost	(226,321)	—	222,480	389,670	(19,131)	(6,732)	359,966	—

	￦ (173,098)	8,215	75,144	207,950	84,496	(42,768)	159,939	(89,932)

‚	June 30, 2013

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ 269	—	—	—	101,225	71,714	173,208	—
Available-for-sale financial assets	(11)	10,559	—	—	39,898	(89,370)	(38,924)	55,884
Held-to-maturity investments	19	—	—	—	—	21	40	—
Loans and receivables	59,932	—	126,497	53,211	(5,536)	(40)	234,064	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(90,039)	(98,160)	(188,199)	—
Financial liabilities at amortized cost	(149,714)	—	(84,488)	(378,516)	—	(1,744)	(614,462)	—

	￦ (89,505)	10,559	42,009	(325,305)	45,548	(117,579)	(434,273)	55,884

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014			December 31, 2013
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	3,050,373	3,050,373	3,560,515	3,560,515
Derivatives assets held for trading (*2)		130,683	130,683	78,222	78,222

		3,181,056	3,181,056	3,638,737	3,638,737

Assets measured amortized cost (*3)
Cash and cash equivalents		3,756,871	3,756,871	4,208,562	4,208,562
Trade accounts and notes receivable, net		12,354,878	12,354,878	11,589,601	11,589,601
Loans and other receivables, net		3,969,877	3,969,877	5,408,163	5,408,163
Held-to-maturity investments		14,665	14,665	3,834	3,834

		20,096,291	20,096,291	21,210,160	21,210,160

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		253,879	253,879	357,466	357,466
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,073,370	4,073,370	4,231,881	4,231,881
Borrowings		26,974,128	27,575,965	26,246,605	26,550,721
Financial guarantee liabilities		41,671	41,671	38,459	38,459
Others		2,350,035	2,350,035	2,253,989	2,253,989

	￦	33,439,204	34,041,041	32,770,934	33,075,050

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,249,227	—	801,146	3,050,373
Derivatives assets held for trading		—	130,683	—	130,683

	￦	2,249,227	130,683	801,146	3,181,056

Financial liabilities
Derivatives liabilities held for trading	￦	—	253,879	—	253,879

‚	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

	￦	2,816,484	78,222	744,031	3,638,737

Financial liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2014 and December 31, 2013 are as follows:

(Share, in Won)	June 30, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2014, total shares of ADRs of 54,117,228 are equivalent to 13,529,307 of common stock.
(*2)	As of June 30, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,263	769,215
Other capital surplus		(157,539)	(154,774)

	￦	1,075,549	1,078,266

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%

	reset every 5 years as follows;	reset every 10 years as follows;

Interest rate	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%

	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses

	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of June 30, 2014 amounts to ￦2,133 million.

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2013, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of June 30, 2014 are as follows :

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

	Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows;

Interest rate	• After 5 years : returen on government bond (5 years) + 1.39%	• After 5 years : returen on government bond (5 years) + 1.45%	• After 5 years : returen on government bond (5 years) + 1.55%

	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses

	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%

	Quarterly	Quarterly	Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY Co.,Ltd., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY Co.,Ltd., cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The interest accumulated but not paid on the hybrid bonds as of June 30, 2014 amounts to ￦1,996 million.

24. Reserves

Reserves as of June 30, 2014 and December 31, 2013 are as follows:

(in millions of Won)	June 30, 2014		December 31, 2013
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(337,220)	(295,946)
Changes in the unrealized fair value of available-for-sale investments		183,386	480,409
Currency translation differences		(348,528)	(189,085)
Others		(18,092)	(18,454)

	￦	(520,454)	(23,076)

25. Treasury Shares

As of June 30, 2014, the Company holds 7,402,597 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Wages and salaries	￦	180,611	183,276	376,445	376,601
Expenses related to defined benefit plan		15,621	17,181	33,682	34,514
Other employee benefits		39,594	40,241	81,965	81,905
Travel		12,887	14,195	23,655	25,702
Depreciation and amortization		82,590	52,305	151,326	106,975
Communication		3,330	3,531	6,886	7,248
Electric power		2,138	1,926	6,515	6,270
Taxes and public dues		15,209	14,101	28,459	28,440
Rental		34,656	24,216	70,003	50,676
Repairs		3,202	4,252	6,075	6,243
Insurance		2,187	1,537	4,609	3,345
Entertainment		3,607	3,768	8,085	7,966
Advertising		26,264	29,908	51,296	48,264
Research and development		36,456	42,159	71,705	102,705
Service fees		48,504	55,412	99,458	111,531
Supplies		2,436	4,304	4,884	7,627
Vehicles maintenance		3,176	2,938	6,034	6,017
Industry association fee		2,704	3,035	8,050	7,715
Training		429	3,060	3,506	6,042
Conference		3,985	4,072	8,221	8,109
Warranty expense		4,018	4,826	9,166	9,454
Bad debt expenses		13,747	42,713	19,509	56,794
Others		3,324	3,990	8,073	8,622

	￦	540,675	556,946	1,087,607	1,108,765

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Freight and custody expenses	￦	382,005	354,259	745,967	714,221
Operating expenses for distribution center		2,586	2,410	5,303	4,672
Sales commissions		18,454	19,364	36,080	35,178
Sales advertising		607	1,224	898	1,728
Sales promotion		5,733	3,676	10,733	11,719
Sample		692	1,352	1,564	2,530
Sales insurance premium		9,503	6,620	19,680	13,009
Contract cost		11,352	5,764	17,564	14,524
Others		1,860	3,383	4,779	5,444

	￦	432,792	398,052	842,568	803,025

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

27. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Operating profits on the statement of comprehensive income	￦	839,111	902,592	1,570,374	1,619,512

Add
Gain on disposals of property, plant and equipment		2,539	8,757	3,928	11,743
Gain on disposals of investment in associates and joint ventures		314	—	7,978	2,848
Outsourcing income		5,612	9,093	11,203	15,283
Gain on disposals of wastes		4,803	4,938	18,442	6,575
Gain from claim compensation		3,007	4,205	8,112	9,553
Penalty income from early termination of contracts		2,212	6,022	7,766	12,618
Grant income		663	169	1,061	491
Others		17,935	1,292	36,052	13,786

		37,085	34,476	94,542	72,897

Deduct
Loss on disposals of property, plant and equipment		(11,109)	(56,302)	(19,700)	(75,043)
Loss on disposals of investment in associates and joint ventures		—	(794)	—	(16,544)
Idle tangible assets expenses		(884)	(9,273)	(1,772)	(16,417)
Impairment losses on property, plant and equipment		(3,112)	—	(4,865)	—
Impairment losses on goodwill and other intangible assets		(27,329)	(3)	(28,082)	(467)
Contribution to provisions		(111,665)	—	(111,665)	—
Other bad debt expenses		(18,568)	(6,582)	(80,938)	(10,531)
Donations		(14,232)	(7,800)	(34,074)	(22,500)
Loss on disposals of wastes		(5,654)	(1,627)	(22,164)	(10,389)
Penalty and additional tax payments		(47,406)	(44,478)	(215,262)	(44,478)
Others		(38,970)	(12,735)	(58,431)	(20,798)

		(278,929)	(139,594)	(576,953)	(217,167)

Adjusted operating profit	￦	597,267	797,474	1,087,963	1,475,242

28. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Finance income
Interest income	￦	53,223	60,209	114,238	124,120
Dividend income		8,215	10,559	37,662	48,734
Gain on foreign currency transactions		290,650	327,656	483,263	512,736
Gain on foreign currency translations		268,532	51,764	372,385	320,499
Gain on derivatives transactions		92,955	110,730	144,666	150,981
Gain on valuations of derivatives		38,911	70,331	108,084	164,604
Gain on disposals of available-for-sale investments		110,568	42,275	119,402	42,482
Others		5,145	1,149	6,605	2,110

	￦	868,199	674,673	1,386,305	1,366,266

Finance costs
Interest expenses	￦	226,321	149,714	406,139	310,452
Loss on foreign currency transactions		215,506	285,647	430,452	490,994
Loss on foreign currency translations		60,582	377,069	241,036	656,119
Loss on derivatives transactions		94,719	99,534	138,689	200,123
Loss on valuation of derivatives		66,583	97,019	90,206	228,125
Impairment loss on available-for-sale investments		12,306	89,370	13,884	207,676
Loss on disposals of available-for-sale investments		81	2,377	210	2,377
Others		32,162	8,216	41,273	16,264

	￦	708,260	1,108,946	1,361,889	2,112,130

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	2,539	8,757	3,928	11,743
Gain on disposals of investment in associates and joint ventures		314	—	7,978	2,848
Outsourcing income		5,612	9,093	11,203	15,283
Gain on disposals of wastes		4,803	4,938	18,442	6,575
Gain from claim compensation		3,007	4,205	8,112	9,553
Penalty income from early termination of contracts		2,212	6,022	7,766	12,618
Grant income		663	169	1,061	491
Others		17,935	1,292	36,052	13,786

	￦	37,085	34,476	94,542	72,897

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	11,109	56,302	19,700	75,043
Loss on disposals of investment in associates and joint ventures		—	794	—	16,544
Idle tangible assets expenses		884	9,273	1,772	16,417
Impairment losses on property, plant and equipment		3,112	—	4,865	—
Impairment losses on intangible assets		27,329	3	28,082	467
Contribution to provisions		111,665	—	111,665	—
Other bad debt expenses		18,568	6,582	80,938	10,531
Donations		14,232	7,800	34,074	22,500
Loss on disposals of wastes		5,654	1,627	22,164	10,389
Penalty and additional tax payments (*1)		47,406	44,478	215,262	44,478
Others		38,970	12,735	58,431	20,798

	￦	278,929	139,594	576,953	217,167

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦178,640 million, primarily related to VAT, in the six-month period ended June 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows (excluding finance costs and income tax expense):

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2014		2013	2014	2013
Changes in inventories	￦	2,870,507	2,972,479	5,196,136	5,853,635
Cost of merchandises sold		7,853,275	6,130,907	15,054,084	12,270,134
Employee benefits expenses		735,821	773,437	1,558,861	1,600,209
Outsourced processing cost		2,333,814	2,489,868	4,774,631	4,506,053
Electricity expenses		360,330	289,660	707,930	538,585
Depreciation (*1)		707,229	621,138	1,388,151	1,232,714
Amortization		81,990	39,699	159,249	89,121
Freight and custody expenses		382,005	354,259	745,967	714,221
Sales commissions		18,454	19,364	36,080	35,178
Loss on disposals of property, plant and equipment		11,109	56,302	19,700	75,043
Donations		14,232	7,800	34,074	22,500
Other expenses		774,624	1,085,198	1,475,416	1,845,254

	￦	16,143,390	14,840,111	31,150,279	28,782,647

(*1)	Includes depreciation expense of investment property.

31. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the six-month periods ended June 30, 2014 and 2013 was 45.1% and 24.6%, respectively. The change in effective tax rate was caused mainly by additional income tax payment (￦64,987 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (note 29) in 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

32. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	ended June 30			ended June 30
(Won, except for share information)	2014		2013	2014	2013
Profit attribute to controlling interest	￦	511,169,853,485	250,564,866,306	581,011,149,458	528,572,809,393
Interests of hybrid bonds		(8,240,301,971)	(2,132,608,696)	(16,351,402,838)	(2,132,608,696)
Weighted-average number of common shares outstanding (*1)		79,784,165	77,244,901	79,783,960	77,244,685

Basic and diluted earnings per share	￦	6,304	3,216	7,077	6,815

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
(Share)	2014	2013	2014	2013
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,402,670)	(9,941,934)	(7,402,875)	(9,942,150)

Weighted-average number of common shares outstanding	79,784,165	77,244,901	79,783,960	77,244,685

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2014 and 2013 were as follows:

1)	For the six-month period ended June 30, 2014

	Sales and others (*1)				Purchase and others (*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	6,631	16,674	23,305	—	590,485	3,260	12,519	606,264
POSCO Processing & Service Co., Ltd.		518,057	8,578	526,635	473,808	—	—	261	474,069
POSCO COATED & COLOR STEEL Co., Ltd.		228,638	1	228,639	—	—	5,270	66	5,336
POSCO ICT		607	2,490	3,097	—	98,062	12,685	79,974	190,721
POSMATE Co., Ltd.		258	2,018	2,276	210	—	7,256	16,491	23,957
eNtoB Corporation		—	—	—	122,887	1,679	35	9,064	133,665
POSCO CHEMTECH		267,799	15,434	283,233	252,731	2,748	152,698	557	408,734
POSCO M-TECH		95	16	111	63,612	890	101,477	4,511	170,490
POSCO Energy CO., LTD		84,605	598	85,203	—	2,263	—	20	2,283
POSCO TMC Co., Ltd.		115,404	—	115,404	—	—	528	764	1,292
POSCO AST		266,677	—	266,677	4,836	—	32,579	851	38,266
POS-HIMETAL Co., Ltd.		5,267	2,313	7,580	80,988	—	—	—	80,988
Daewoo International Corporation		1,707,132	20,605	1,727,737	70,065	—	—	1,656	71,721
POSCO America Corporation		362,592	2	362,594	—	—	—	179	179
POSCO Canada Ltd.		—	—	—	82,489	—	—	—	82,489
POSCO Asia Co., Ltd.		1,010,153	53	1,010,206	96,937	—	8,881	668	106,486
POSCO (Thailand) Company Ltd.		24,771	12	24,783	—	—	—	8	8
Qingdao Pohang Stainless Steel Co., Ltd.		34,895	2	34,897	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		59,460	—	59,460	—	—	—	—	—
POSCO-Japan Co., Ltd.		719,380	—	719,380	6,362	459	3	447	7,271
POSCO-India Pune Processing Center. Pvt. Ltd.		60,180	62	60,242	—	—	—	—	—
POSCO-MEXICO S.A. DE C.V.		136,055	775	136,830	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		111,783	581	112,364	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	45,492	—	—	11,513	57,005
Others		318,813	6,526	325,339	64,950	25,678	9,715	30,280	130,623

		6,039,252	76,740	6,115,992	1,365,367	722,264	334,387	169,829	2,591,847

Associates and joint ventures (*3)
SNNC Co., Ltd.		2,043	5,273	7,316	163,758	—	—	5	163,763
POSCO PLANTEC Co., Ltd. (*4) (formerly, SUNGJIN GEOTEC Co., Ltd.)		8,400	24	8,424	1,500	37,355	6,347	2,658	47,860
POSCHROME (PROPRIETARY) LIMITED		—	—	—	30,496	—	—	—	30,496
PT. POSMI Steel Indonesia		1,840	—	1,840	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		1,379	—	1,379	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		9,519	—	9,519	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,396	—	1,396	—	—	—	—	—
Others		4	29,466	29,470	2,103	—	—	—	2,103

		24,581	34,763	59,344	197,857	37,355	6,347	2,663	244,222

	￦	6,063,833	111,503	6,175,336	1,563,224	759,619	340,734	172,492	2,836,069

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of June 30, 2014, the Company provided guarantees to related parties (Note 34).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	For the six-month period ended June 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	6,474	3,104	9,578	3,042	1,719,415	3,750	6,844	1,733,051
POSCO Processing & Service Co., Ltd.		456,189	—	456,189	651,669	—	—	365	652,034
POSCO COATED & COLOR STEEL Co., Ltd.		234,620	—	234,620	—	—	4,694	82	4,776
POSCO PLANTEC Co., Ltd.		2,373	19	2,392	1,499	61,936	13,733	2,492	79,660
POSCO ICT		609	61	670	45	126,273	13,611	71,192	211,121
eNtoB Corporation		—	—	—	106,403	3,147	76	9,664	119,290
POSCO CHEMTECH		246,231	8,454	254,685	234,608	13,862	134,068	800	383,338
POSCO M-TECH		8,785	25	8,810	71,855	544	104,057	244	176,700
POSCO Energy CO., LTD		41,878	298	42,176	—	—	—	5	5
POSCO TMC Co., Ltd.		94,820	—	94,820	—	—	418	559	977
POSCO AST Co., Ltd.		245,570	—	245,570	3,651	—	29,542	449	33,642
POS-HIMETAL Co., Ltd.		9,773	62	9,835	75,941	—	—	—	75,941
Daewoo International Corporation		1,726,238	—	1,726,238	3,337	—	—	2,364	5,701
POSCO America Corporation		289,413	1	289,414	—	—	—	260	260
POSCO Canada Ltd.		—	—	—	63,226	—	—	—	63,226
POSCO Asia Co., Ltd.		1,015,630	108	1,015,738	30,105	166	—	969	31,240
POSCO (Thailand) Company Ltd.		23,045	5,750	28,795	—	—	—	35	35
Qingdao Pohang Stainless Steel Co., Ltd.		33,047	—	33,047	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		70,832	2	70,834	—	—	—	—	—
POSCO-Japan Co., Ltd.		574,209	—	574,209	5,639	—	—	880	6,519
POSCO-India Pune Processing Center. Pvt. Ltd.		69,071	6	69,077	—	—	—	—	—
POSCO-MEXICO S.A. DE C.V.		147,446	956	148,402	—	—	—	460	460
POSCO Maharashtra Steel Pvt. Ltd.		89,596	621	90,217	—	—	—	157	157
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	38,339	—	—	—	38,339
Others		259,982	7,793	267,775	45,895	16,087	16,102	48,648	126,732

		5,645,831	27,260	5,673,091	1,335,254	1,941,430	320,051	146,483	3,743,218

Associates and joint ventures
SNNC Co., Ltd.		738	284	1,022	213,740	—	—	—	213,740
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		5,993	—	5,993	—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	—	32,603	—	—	—	32,603
PT. POSMI Steel Indonesia		4,606	56	4,662	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		2,065	—	2,065	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		8,419	—	8,419	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		4,101	—	4,101	—	—	—	—	—
Others		541	26,305	26,846	1,668	—	—	174	1,842

		26,463	26,645	53,108	248,011	—	—	174	248,185

	￦	5,672,294	53,905	5,726,199	1,583,265	1,941,430	320,051	146,657	3,991,403

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2014 and 2013 were as follows:

1)	For the three-month period ended June 30, 2014

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	5,126	91	5,217	—	162,999	1,170	1,547	165,716
POSCO Processing & Service Co., Ltd.		262,753	—	262,753	213,359	—	—	155	213,514
POSCO COATED & COLOR STEEL Co., Ltd.		105,886	1	105,887	—	—	2,841	36	2,877
POSCO ICT		380	2,486	2,866	—	22,978	6,420	42,509	71,907
POSMATE Co., Ltd.		129	2,017	2,146	78	—	3,970	8,221	12,269
eNtoB Corporation		—	—	—	64,674	1,019	22	3,814	69,529
POSCO CHEMTECH		138,227	10,493	148,720	120,529	1,298	76,782	171	198,780
POSCO M-TECH		75	16	91	26,642	397	51,051	4,455	82,545
POSCO Energy CO., LTD		48,472	299	48,771	—	671	—	—	671
POSCO TMC Co., Ltd.		65,517	—	65,517	—	—	251	343	594
POSCO AST		134,277	—	134,277	3,114	—	17,681	601	21,396
POS-HIMETAL Co., Ltd.		2,258	1,128	3,386	40,541	—	—	—	40,541
Daewoo International Corporation		816,532	1	816,533	22,988	—	—	104	23,092
POSCO America Corporation		192,983	—	192,983	—	—	—	174	174
POSCO Canada Ltd.		—	—	—	35,119	—	—	—	35,119
POSCO Asia Co., Ltd.		495,611	30	495,641	56,743	—	7,502	589	64,834
POSCO (Thailand) Company Ltd.		12,017	8	12,025	—	—	—	1	1
Qingdao Pohang Stainless Steel Co., Ltd.		20,811	2	20,813	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		27,068	—	27,068	—	—	—	—	—
POSCO-Japan Co., Ltd.		358,272	—	358,272	4,087	459	3	250	4,799
POSCO-India Pune Processing Center. Pvt. Ltd.		31,904	4	31,908	—	—	—	—	—
POSCO-MEXICO S.A. DE C.V.		74,931	—	74,931	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		47,316	367	47,683	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	16,914	—	—	11,513	28,427
Others		153,692	6,392	160,084	39,725	21,109	3,763	15,416	80,013

		2,994,237	23,335	3,017,572	644,513	210,930	171,456	89,899	1,116,798

Associates and joint ventures
SNNC Co., Ltd.		1,480	5,210	6,690	75,512	—	—	—	75,512
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		5,580	6	5,586	928	23,972	3,387	1,944	30,231
POSCHROME (PROPRIETARY) LIMITED		—	—	—	14,916	—	—	—	14,916
PT. POSMI Steel Indonesia		881	—	881	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		605	—	605	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,076	—	5,076	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,396	—	1,396	—	—	—	—	—
Others		1	29,465	29,466	1,070	—	—	—	1,070

		15,019	34,681	49,700	92,426	23,972	3,387	1,944	121,729

	￦	3,009,256	58,016	3,067,272	736,939	234,902	174,843	91,843	1,238,527

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	For the three-month period ended June 30, 2013

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	3,248	2,964	6,212	2,890	869,888	1,178	—	873,956
POSCO Processing & Service Co., Ltd.		246,811	—	246,811	286,850	—	—	218	287,068
POSCO COATED & COLOR STEEL Co., Ltd.		122,541	—	122,541	—	—	2,447	55	2,502
POSCO PLANTEC Co., Ltd.		2,367	4	2,371	787	27,332	6,648	966	35,733
POSCO ICT		289	57	346	—	81,168	6,689	34,624	122,481
eNtoB Corporation		—	—	—	54,705	992	38	5,377	61,112
POSCO CHEMTECH		120,806	3,999	124,805	114,328	6,795	65,287	516	186,926
POSCO M-TECH		4,428	2	4,430	43,757	544	52,783	—	97,084
POSCO Energy CO., LTD		22,765	165	22,930	—	—	—	—	—
POSCO TMC Co., Ltd.		48,067	—	48,067	—	—	222	351	573
POSCO AST Co., Ltd.		126,474	—	126,474	1,935	—	15,455	363	17,753
POS-HIMETAL Co., Ltd.		4,261	36	4,297	43,101	—	—	—	43,101
Daewoo International Corporation		821,038	—	821,038	1,900	—	—	817	2,717
POSCO America Corporation		175,695	—	175,695	—	—	—	201	201
POSCO Canada Ltd.		—	—	—	46,342	—	—	—	46,342
POSCO Asia Co., Ltd.		490,966	45	491,011	17,576	130	—	685	18,391
POSCO (Thailand) Company Ltd.		4,699	—	4,699	—	—	—	2	2
Qingdao Pohang Stainless Steel Co., Ltd.		21,108	—	21,108	—	—	—	14	14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		32,665	2	32,667	—	—	—	—	—
POSCO-Japan Co., Ltd.		293,836	—	293,836	3,916	—	—	335	4,251
POSCO-India Pune Processing Center. Pvt. Ltd.		36,700	1	36,701	—	—	—	—	—
POSCO-MEXICO S.A. DE C.V.		74,441	—	74,441	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		54,457	621	55,078	—	—	—	117	117
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	19,523	—	—	—	19,523
Others		142,633	—	142,633	29,092	7,883	8,224	24,990	70,189

		2,850,295	7,896	2,858,191	666,702	994,732	158,971	69,631	1,890,036

Associates and joint ventures
SNNC Co., Ltd.		354	222	576	108,285	—	—	—	108,285
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		3,686	—	3,686	—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	—	17,051	—	—	—	17,051
PT. POSMI Steel Indonesia		2,631	56	2,687	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		867	—	867	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,691	—	5,691	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,532	—	1,532	—	—	—	—	—
Others		3	26,247	26,250	697	—	—	—	697

		14,764	26,525	41,289	126,033	—	—	—	126,033

	￦	2,865,059	34,421	2,899,480	792,735	994,732	158,971	69,631	2,016,069

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2014 and December 31, 2013 are as follows:

1)	June 30, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	1,817	72,803	74,620	—	50,830	41	50,871
POSCO Processing & Service Co., Ltd.		91,029	45	91,074	9,111	738	—	9,849
POSCO COATED & COLOR STEEL Co., Ltd.		63,859	101	63,960	—	5	1,693	1,698
POSCO ICT		—	49	49	408	35,401	7,137	42,946
POSMATE Co., Ltd.		—	1,631	1,631	319	1,227	4,272	5,818
eNtoB Corporation		—	—	—	8,933	11,208	13	20,154
POSCO CHEMTECH		46,036	3,714	49,750	51,334	15,362	17,022	83,718
POSCO M-TECH		—	19	19	7,609	7,641	27,455	42,705
POSCO Energy CO., LTD		17,142	1,450	18,592	—	—	1,336	1,336
POSCO TMC Co., Ltd.		28,592	15	28,607	—	10	116	126
POSCO AST Co., Ltd.		52,451	26	52,477	—	5,669	6,006	11,675
POS-HIMETAL Co., Ltd.		—	1,215	1,215	—	11,528	7	11,535
Daewoo International Corp.		104,753	1,253	106,006	14	—	—	14
POSCO America Corporation		54,288	—	54,288	—	—	—	—
POSCO Asia Co., Ltd.		153,223	2,059	155,282	13,487	—	—	13,487
POSCO (Thailand) Company Ltd.		2,605	—	2,605	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		12,117	—	12,117	—	—	—	—
POSCO-Japan Co., Ltd.		36,156	89	36,245	977	459	—	1,436
POSCO-India Pune Processing Center. Pvt. Ltd.		14,944	—	14,944	—	—	—	—
POSCO MEXICO S.A. DE C.V.		97,526	406	97,932	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		147,437	6,415	153,852	—	—	—	—
Others		66,072	9,023	75,095	13,509	10,800	3,857	28,166

		990,047	100,313	1,090,360	105,701	150,878	68,955	325,534

Associates and joint ventures
SNNC Co., Ltd.		168	26	194	22,972	—	—	22,972
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		1,790	20	1,810	2,062	1,393	10	3,465
LLP POSUK Titanium		—	3,908	3,908	—	—	—	—
Others		—	9,228	9,228	386	—	1	387

		1,958	13,182	15,140	25,420	1,393	11	26,824

	￦	992,005	113,495	1,105,500	131,121	152,271	68,966	352,358

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

2)	December 31, 2013

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	40	110,955	110,995	—	105,603	—	105,603
POSCO Processing & Service Co., Ltd.		103,400	73	103,473	17,914	683	—	18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65	69,325	—	59	1,434	1,493
POSCO ICT		75	123	198	—	51,247	—	51,247
POSMATE Co., Ltd.		489	1,533	2,022	141	3,274	1,058	4,473
eNtoB Corporation		—	—	—	8,057	10,311	—	18,368
POSCO CHEMTECH		46,943	4,313	51,256	35,829	6,983	8,663	51,475
POSCO M-TECH		18	28	46	12,020	21,326	10,799	44,145
POSCO Energy CO., LTD		14,733	2,894	17,627	—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536	—	16	50	66
POSCO AST Co., Ltd.		85,501	53	85,554	—	3,004	5,238	8,242
POS-HIMETAL Co., Ltd.		1,721	12	1,733	—	12,624	—	12,624
Daewoo International Corp.		148,383	878	149,261	9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554	—	—	—	—
POSCO Canada Ltd.		—	—	—	12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744	2,063	—	—	2,063
POSCO (Thailand) Company Ltd.		6,052	7	6,059	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329	—	—	—	—
POSCO-Japan Co., Ltd.		73,992	—	73,992	862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117	—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		55,392	3,218	58,610	—	—	—	—
Others		54,357	8,887	63,244	6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767	105,051	231,080	28,890	365,021

Associates and joint ventures
SNNC Co., Ltd.		140	40	180	16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		879	46	925	353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67	—	—	—	—
LLP POSUK Titanium		—	4,066	4,066	—	—	—	—
Others		—	17	17	319	2	—	321

		1,019	4,236	5,255	17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	122,392	231,082	28,890	382,364

(d)	For the six-month periods ended June 30, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2014		June 30, 2013
Short-term benefits	￦	55,740	60,641
Retirement benefits		10,301	13,694
Long-term benefits		14,524	16,161

	￦	80,565	90,496

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

34. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2014, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	122,600,000	124,365
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	57,096
		BOA and others	USD	330,000,000	334,752
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	574,220
	POSCO VST Co., Ltd.	ANZ and others	USD	65,000,000	65,936
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	244,725,000	248,249
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	198,822
	Zeus (Cayman) Ltd.	Creditor	JPY	8,404,595,600	84,046
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	131,872
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	191,105
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	84,990
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,369,744
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	12,680
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	20,288
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	30,432
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	21,234
	Brazil Sao Paulo Steel Processing Center	SMBC and others	USD	40,000,000	40,576
	Daewoo International (Deutschland) GmbH.	Shinhan Bank	EUR	15,000,000	20,762
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	20,000,000	20,288
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	56,806
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	136,944
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of Korea	USD	20,000,000	20,288
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	16,738
	SANTOSCMI S.A.	CITI Equador and others	USD	46,000,000	46,662
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	12,664
POSCO Coated & Color Steel Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment Co., Ltd.	USD	7,986,947	8,102
POSCO ICT	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,043
	VECTUS LIMITED	KEB bank	GBP	3,500,000	6,048
		POSCO Investment Co., Ltd.	USD	4,000,000	4,058
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	196,692
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,043
POSCO Engineering Co., Ltd.		KEB Bank and others	USD	12,818,876	13,003
	PT PEN INDONESIA	KEB Bank and others	IDR	138,640,155,133	11,729
	POSCO ENGINEERING (THAILAND) Co., Ltd.	Citi Bank Woori Bank and others	USD THB	15,300,000 6,342,881,200	15,520 198,278
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	1,209,497,092	12,095
	POSCO-JWPC Co., Ltd.	Higo bank and others	JPY	974,000,000	9,740
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,500
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	3,037,183	3,081
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	NBU	USD	6,127,060	6,215
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	33,475
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	Bank of Communications	CNY	71,820,000	11,716
	DONG FANG JIN HONG	KEB Bank	CNY	1,300,000,000	212,069
POSCO CHEMTECH	PT. Krakatau Posco Chemtech Calcination and others	KEB Bank and others	USD	39,484,000	40,053
Posco Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	359,513
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,572

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(in millions of Won)					Won
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		equivalent
[Associates and joint ventures]
POSCO	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	24,853
	LLP POSUK Titanium	KB Bank	USD	15,000,000	15,216
Daewoo International Corporation	DMSA, AMSA	Export-Import Bank of Korea and others	USD	165,133,333	167,511
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	8,166
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Posco e&c Songdo International Building	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others	NH Bank and others	KRW	318,226	318,226
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Woori Bank	USD	344,848	350
	PT Wampu Electric Power and others	Export-Import Bank of Korea and others	USD	7,652,000	7,762
POSCO Processing & Service	Sebang Steel Co., Ltd.	Shinhan Bank	JPY	245,000,000	2,450
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000
	Incheon-Kimpo highway Co.,Ltd.	KDB Bank	KRW	145,000	145,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,528	2,528
Daewoo(China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	16,313
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,086
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	66,397
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	22,132
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	The union of City environment	NH Bank and others	KRW	689,450	689,450
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	50,720
POSCO ICT	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	2,055,936	2,055,936
	SMS Energy and others	Hana Bank and others	KRW	163,360	163,360
POSCO M-TECH	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	66	66
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,665
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	57,430	57,430
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	32,378	32,378

			USD	4,747,854,274	4,816,218
			AUD	8,023,765	7,665
			CNY	1,821,820,000	297,194
			EUR	15,000,000	20,762
			GBP	3,500,000	6,048
			IDR	138,640,155,133	11,729
			JPY	11,083,092,692	110,831
			KRW	3,896,974	3,896,974
			THB	6,342,881,200	198,278

(b)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,105,813 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦781,652 million as of June 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2014, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2014, 165 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2014, POSCO entered into commitments with Korea National Oil Corporation for long- term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of June 30, 2014, POSCO ENGINEERING & CONSTRUCTION Co., LTD. has comprehensive loan agreements of up to ￦283.5 billion and USD 268 million with Woori Bank and ￦98 billion and USD 743 million with Korea Exchange Bank. Also, POSCO E&C Co., Ltd. has bank overdraft agreements of up to ￦20 billion with Woori Bank which is included in the limit of comprehensive loan agreements and ￦3 billion with Korea Exchange Bank.

POSCO ICT	As of June 30, 2014, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦55,822 million and ￦39,066 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

(d)	Litigation in progress

As of June 30, 2014, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦986 billion. Through trials to June 30, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of June 30, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

2)	Other lawsuits and claims

The Company is involved in 190 other lawsuits and claims for alleged damages aggregating to ￦363 billion as of June 30, 2014 which arose in the ordinary course of business. The Company made a reliable estimate for 10 lawsuits among the above 190 lawsuits and claims by considering the possibility and amount of outflow of resources and recognized ￦37 billion as provisions for legal contingencies and claims (note 18). Since the Company believes that the Company does not have a present obligation as a result of the lawsuits and claims except the 10 lawsuits for which provision is recognized, the Company has not recorded any provisions for the other lawsuits as of June 30, 2014.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of June 30, 2014, POSCO E&C Co., Ltd. has provided twenty-six blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of June 30, 2014, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of June 30, 2014, POSCO ICT has provided two blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the six-month periods ended June 30, 2014 and 2013 were as follows:

(in millions of Won)	June 30, 2014		June 30, 2013
Trade accounts and notes receivable	￦	(891,569)	(466,091)
Other financial assets		163,543	(7,829)
Inventories		(1,192,340)	557,680
Other current assets		(296,217)	(33,709)
Other long-term assets		(44,084)	14,273
Trade accounts and notes payable		(70,736)	(559,201)
Other financial liabilities		(65,356)	(62,101)
Other current liabilities		258,609	241,415
Provisions		(98,405)	(19,451)
Payment of severance benefits		(91,000)	(75,997)
Plan assets		(37,810)	(27,251)
Other long-term liabilities		(50,436)	(10,442)

	￦	(2,415,801)	(448,704)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2014, Continued

(Unaudited)

36. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

(b)	Information about reportable segments for the six-month periods ended June 30, 2014 and 2013 was as follows:

1)	For the six-month period ended June 30, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	15,669,104	10,507,270	4,070,253	1,897,073	32,143,700
Internal revenues		8,858,480	4,801,245	1,192,426	1,533,804	16,385,955
Total revenues		24,527,584	15,308,515	5,262,679	3,430,877	48,529,655
Segments profit		662,963	125,709	28,704	26,474	843,850

2)	For the six-month period ended June 30, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	16,210,989	8,536,206	2,957,586	2,480,211	30,184,992
Internal revenues		8,022,724	3,655,551	2,291,469	1,449,141	15,418,885
Total revenues		24,233,713	12,191,757	5,249,055	3,929,352	45,603,877
Segments profit		699,888	20,892	68,247	133,520	922,547

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2014 and 2013 were as follows:

(in millions of Won)	June 30, 2014		June 30, 2013
Total profit for reportable segments	￦	843,850	922,547
Corporate fair value adjustments		(77,936)	(26,784)
Elimination of inter-segment profits		(223,110)	(363,001)
Income tax expense		445,604	173,625

Profit before income tax expense	￦	988,408	706,387

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